Form 10-K405, Exhibit 13
period 1996-12-31
SMARTFLEX SYSTEMS INC
filed 1997-03-27
CIK 946677

                                                                    EXHIBIT 13

This exhibit contains portions of the Company's Annual Report to Stockholders for the year ended December 31, 1996. Page number references made in this exhibit are to the page numbers on the said Annual Report.

[Financial Highlights]

                                                                 Fiscal year ended December 31,
Dollars in thousands except per share data           1996        1995        1994       1993       1992
                                                     ----        ----        ----       ----       ----
Summary of Operations
Net revenues                                       $146,100    $125,258    $76,045     $69,116    $38,425
Gross margin                                         18,791      17,109      9,490       8,023      3,943
Operating income                                     10,446       8,795      4,305       3,096      1,385
Net income (1)                                        7,157       5,513      2,534       3,564      1,432
Pro forma net income (unaudited) (1)                    N/A         N/A        N/A       1,746        859
Net income per common share (2)                    $   1.12    $   1.06    $  0.60         N/A        N/A

Year-end Position
Working capital                                    $ 41,713    $ 40,519    $17,338     $ 7,684    $ 5,378
Total assets                                         72,132      69,414     31,345      18,411     14,453
Long-term debt, excluding current portion               722       3,948      5,026          --         --
Stockholders' equity                                 52,749      44,923     17,864      10,473      5,991
Number of employees                                   1,006         868        701         596        371

(1) Smartflex was a joint venture and did not recognize income tax expense prior to October 4, 1993. Taxes on its income were payable by the joint venture partners. Pro forma net income is unaudited and reflects provisions for federal and state income taxes using an effective tax rate of 40% for each of the two years in the period ended December 31, 1993, as if the Company had operated as a corporation during all periods presented.

(2) The net income per share for fiscal 1994 was computed using the weighted average number of shares and common stock equivalents (when dilutive) outstanding during the period, and assuming that all outstanding shares of Series A Preferred Stock were converted into Common Stock at the beginning of the period.



For the year ended December 31, 1996

Closing stock price                           $16.50
Earnings per share - primary                  $ 1.12
Price/earnings ratio                            14.7
Common stockholders' equity per share         $ 8.37
Common shares outstanding                   6,301,313

Pages 18 through 22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this annual report includes forward-looking statements, the realization of which may be impacted by certain important factors discussed in the Company's annual report on Form 10-K for the fiscal year ended December 31, 1996, under "Risk Factors - Important Factors Related to Forward-Looking Statements and Associated Risks."

Overview

The Company provides custom design and precision turnkey manufacturing of sophisticated interconnect assemblies to manufacturers of compact, high performance electronic products, with particular emphasis on advanced surface mount ("SMT"), Chip-on-Flex ("COF") and Flip-Chip-on-Flex ("FCOF") assembly technologies. The Company was incorporated in September 1993 to acquire all of the assets, liabilities and business of Smartflex Systems, a general partnership founded in November 1985 by Silicon Systems, Inc. ("SSI"), a supplier of mixed signal integrated circuits to the hard disk drive ("HDD") market, and Rogers Corporation, a supplier of flexible circuits to the HDD market. On July 31, 1995, the Company completed an initial public offering of 3,220,000 shares of common stock, of which 2,000,000 shares were sold by the Company.

The Company's market includes HDD and non-HDD customers. The HDD industry represents the Company's predominant market, accounting for 61.3%, 71.2% and 87.0% of net revenues in fiscal 1996, 1995 and 1994, respectively. Additionally, sales to the HDD market have generally been concentrated among a few large customers, including International Business Machines Corporation ("IBM"), Iomega Corporation ("Iomega") and Seagate Technology, Inc. ("Seagate"). The steady decrease in the percentage of net revenues attributable to HDD programs represents the Company's success to date in expanding its non-HDD business. Though the Company continues to reduce its dependence on the HDD industry, revenues attributable to this market are expected to increase and to continue to represent the majority of net revenues for the foreseeable future. Accordingly, the occurrence of significant slowdowns in this industry could have a materially adverse effect on the Company's operating results.

By mid-1992 the Company developed the methodology to begin high-volume production of assemblies using the COF process. In the fourth quarter of 1992, IBM became the Company's first customer to commit to a COF program. Sales of assemblies incorporating COF technology, which to date are largely attributable to HDD programs, have grown to represent a substantial portion of the Company's business and accounted for approximately 43.5%, 50.6% and 53.9% of net revenues in fiscal 1996, 1995 and 1994, respectively. During fiscal 1996 the Company continued to expand its worldwide manufacturing operations. The Company's Far East manufacturing capabilities were expanded with the completion of a new facility in Cebu, the Philippines. An automated FCOF manufacturing line was implemented in Tustin, CA. In addition, COF capacity was enhanced with the addition of a new high-volume, low-cost COF assembly line in the Monterrey, Mexico facility. During fiscal 1995 the Company also expanded its worldwide manufacturing operations when a third SMT assembly line was added to the Company's Monterrey, Mexico facility, and a second SMT assembly line was added to its Singapore facility. Additionally in Singapore, COF capacity was increased by 50%.

The Company's revenue growth is, and historically has been, a function of unit shipment growth, offset in part by reductions in the average selling prices of products shipped. Over the past few years, the Company's revenues have grown substantially. The Company believes that its ability to continue to achieve growth will depend primarily on growth in sales to existing customers for their current and future product generations and successful marketing to new customers. The Company has no firm long-term volume commitments from its customers; customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of delayed, canceled, or reduced orders with new business cannot be assured. Because of these factors, there can be no assurance that the Company's historical revenue growth rate will continue.

The Company currently serves the electronics industry, which is subject to rapid technological change, product obsolescence and price competition. These and other factors affecting the electronics industry, or any of the Company's major customers in particular, could have a materially adverse effect on the Company's results of operations.

During the first quarter of fiscal 1996, certain of the Company's customers experienced structural and strategic changes. Conner Peripherals, Inc. became a wholly owned subsidiary of Seagate, and Quantum Corporation ("Quantum") announced an exclusive manufacturing agreement with Matsushita-Kotobuki Electronics Industries Ltd. ("MKE") covering all of Quantum's HDD products. Also during the first quarter of fiscal 1996, ADFlex Solutions, Inc., a supplier to the Company, acquired the flexible circuit division of Xyratex Limited, a competitor of the Company. During the second quarter of fiscal 1996, Hewlett-Packard Company ("H-P"), one of the Company's largest customers and previously a high-volume purchaser of the Company's HDD assemblies, announced that it was discontinuing the manufacture of HDD products. The Company currently believes that these events will not materially affect net revenues or results of operations during fiscal 1997.

Results of Operations

The following table sets forth consolidated statements of operations data of the Company expressed as a percentage of net revenues for the periods indicated:

                                                   Fiscal Year Ended December 31,
                                                    1996        1995        1994
                                                    ----        ----        ----

Net revenues                                       100.0%      100.0%      100.0%
Cost of revenues                                    87.1        86.3        87.5
                                                   -----       -----       -----
         Gross margin                               12.9        13.7        12.5
Marketing and sales expense                          1.9         2.1         2.3
General and administrative expense                   3.8         4.6         4.5
                                                   -----       -----       -----
         Operating income                            7.2         7.0         5.7
Interest income                                      0.7         0.5         0.1
Interest expense                                    (0.2)       (0.3)       (0.4)
Other expense                                         --        (0.1)       (0.1)
                                                   -----       -----       -----
         Income before provision for taxes           7.7         7.1         5.3
Income tax provision                                 2.8         2.7         2.0
                                                   -----       -----       -----
         Net income                                  4.9%        4.4%        3.3%
                                                   =====       =====       =====

Net Revenues

Net revenues increased in fiscal 1996, 1995 and 1994, generally, as demand for the Company's services increased. This was due primarily to growth in the overall HDD market and, in particular, in the higher-capacity HDD segment, as well as expansion of the Company's presence in other markets. Shipment growth was further accelerated by expanded production capacity throughout 1996, 1995, and 1994 and the Company's introduction of COF capability in late 1992. Revenues generated by increases in unit shipments have been partially offset by decreases in aggregate average selling prices, which have generally declined during these periods due primarily to decreases in component costs, which are generally passed through to customers, competitive pressures and fluctuations in product mix. The relative impact of any one of these factors varies from period to period. Net revenues rose $20.8 million, or 16.6%, in fiscal 1996 compared to fiscal 1995. Fiscal 1996 net revenues reflected an increase in aggregate shipment volumes as a result of increased capacity, offset by price reductions reflecting component cost decreases. Additionally, two customers, Quantum/MKE and H-P, ceased their volume production requirements for HDD assemblies.

Net revenues derived from non-HDD programs increased to 38.7% of total net revenues in fiscal 1996 from 28.8% in fiscal 1995 and 13.0% in fiscal 1994. This growth was primarily due to two factors. First, the Company sold more units in connection with its major non-HDD programs. Second, the Company assumed responsibility, beginning in the third quarter of fiscal 1995, for adding a particular high-cost component to one of these programs. This component previously had been handled by the Company on a consignment basis.

Net revenues increased $49.2 million, or 64.7% in fiscal 1995 over fiscal 1994, which included a $26.1 million increase in sales to non-HDD markets. This growth was due primarily to the Company's success in obtaining new customers and programs in non-HDD markets, as part of its market diversification strategy.

Total export sales, arising primarily from the shipment of assembled products to international operations of U.S.-based customers, were 70.9%, 49.5%, and 37.5% of total revenues in fiscal 1996, 1995 and 1994, respectively. The fiscal 1996 and 1995 increases were due largely to production transferred to Far East-based operations by these U.S.-based companies. During fiscal 1994, the Company added manufacturing capacity in the Far East with the establishment of a dedicated manufacturing line with a subcontractor in the Philippines, which was used for the production of high-volume, low-cost SMT assemblies. During fiscal 1996, the Company transferred this subcontracted capacity into its new facility in Cebu, the Philippines. The Company anticipates that export sales will continue to account for a significant portion of net revenues for the foreseeable future.

Gross Margin

Gross margins as a percentage of net revenues were 12.9%, 13.7% and 12.5% in fiscal 1996, 1995 and 1994, respectively. The fiscal 1996 decrease resulted primarily from the conversion of a high-cost component for a non-HDD program from a consignment to a turnkey basis, resulting generally in a pass-through of costs, effecting a net decrease in the program's gross margin percentage. This was compounded by the rapid growth of the program during fiscal 1996, offsetting gross margins overall. The Company anticipates that the effects of this program will not materially impact gross margins in the future. The effect of these circumstances on gross margins was offset somewhat in 1996 by the reversal of certain inventory- and warranty-related reserves, which were no longer deemed necessary because of improved operating controls. The Company believes that in future periods overall gross margins as a percentage of net revenues will not increase significantly, if at all, over the level attained during fiscal 1996 because of competitive pressures and additional expenses relating to adding production capacity.

The fiscal 1995 gross margin increase over 1994 was primarily the result of the increased proportion of slightly higher-margin COF products in the overall product mix and the increased productivity associated with the increased utilization of COF equipment capacity.

The Company's gross margin, as a percentage of revenues, historically has not been materially affected by declines in average selling prices because price reductions generally have been offset by reductions in component costs and improved operating efficiencies. However, there can be no assurance that future declines in average selling prices will not negatively impact the Company's gross margin. The Company's gross margin has been, and will continue to be, affected by a variety of factors, including the costs associated with implementing and ramping new production capacity to full utilization, sales volumes, fluctuations in material costs and the mix of materials for particular products, price competition, the timing of expenditures in anticipation of increased sales, changes in customer product delivery schedules and the range of services provided. Gross margins for new products are typically lower than those of mature products due to the inefficiencies associated with the start-up of manufacturing operations for new products.

Marketing and Sales Expense

Marketing and sales expenses consist primarily of salaries, facility and travel costs for marketing, sales and customer service personnel, and sales commissions paid to direct sales personnel and sales representative organizations. As a percentage of net revenues, these expenses were 1.9%, 2.1% and 2.3% in fiscal 1996, 1995 and 1994, respectively. The percentage decreases were attributable generally to revenue growth, combined with the effect of lower rates of increase in staffing and other administrative costs. Additionally, in fiscal 1996, although current-year sales volumes increased, changes in the product mix resulted in lower average sales commission rates. This was offset somewhat by slight increases in other marketing and selling expenses as a percentage of net revenues. The overall spending increase in fiscal 1995 versus fiscal 1994 was primarily due to sales commissions on increased sales volumes.

General and Administrative Expense

General and administrative ("G & A") expenses decreased $130,000 and totaled 3.8% of net revenues in fiscal 1996, versus 4.6% of net revenues in fiscal 1995 and 4.5% in fiscal 1994. The decrease in 1996 was largely the result of the absence of significant legal, accounting and insurance costs incurred in the first quarter of fiscal 1995 related to a proposed acquisition of the Company by Group Technologies Corporation. The proposed acquisition was subsequently abandoned. In the second through fourth quarters of fiscal 1995, the Company increased its reserves for doubtful accounts based on its review of certain specific customer situations.

The Company expects that G & A expenses will increase in absolute amounts in the future due, in part, to program management and other staffing additions needed to support higher business volumes, added profit sharing costs based on increased profits, and incremental spending on process development activities in all of its facilities.

Interest Income/Expense

The fiscal 1996 increase in interest income totaling $454,000 was largely due to the investment of most of the proceeds from the Company's initial public offering ("IPO") for an entire year versus five months during fiscal 1995. The fiscal 1995 increase in interest income over fiscal 1994 totaling $468,000 was due to the initial placement of the Company's IPO proceeds and cash generated from operations in short-term investments. Interest expense is incurred through the use of the Company's line of credit facilities, the balances of which vary daily depending upon operating cash flows.

Income Taxes

Income tax expense increased $691,000 in fiscal 1996 versus 1995 and $1.9 million in fiscal 1995 versus 1994. The Company's effective tax rate was 36.3% for fiscal 1996 compared to 38.1% for fiscal 1995, and 36.9% in fiscal 1994. Changes in the effective tax rate reflect changes in incremental volume contributions from the Company's offshore manufacturing facilities. Income tax expense for the periods increased proportionally to the increases in pre-tax income.

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferral method to the liability method required by Financial Accounting Standards Board Statement No. 109 ("SFAS 109"), "Accounting for Income Taxes." There was no cumulative effect of adopting SFAS 109.

Financial Condition

Summary

The Company has financed its growth and operations through proceeds from the sale of its common stock, bank financing and funds generated from operations. At December 31, 1996, cash and short-term investments totaled $26.0 million, an increase of $2.7 million from fiscal 1995's year- end balances. This increase was primarily a result of additional purchases of short-term investments as a result of increased cash flow from operating activities and reduced inventory levels. To date, uses of the net proceeds from the IPO have included increases in working capital, funding of manufacturing capacity expansion and repayment of debt.

Sale of Common Stock

On July 31, 1995, the Company completed an initial public offering of 3,220,000 shares of common stock, of which 2,000,000 shares were sold by the Company. Net proceeds to the Company from the IPO, after underwriting discounts and offering costs, totaled $21.5 million. In 1994, the Company received $4.8 million from the sale of common stock, including $4.7 million sold to AMP Incorporated.

Bank Financing

The Company entered into a bank credit facility ("facility") on September 29, 1995, which was later amended on October 4, 1996, that provides for aggregate unsecured borrowings of $15.0 million under a revolving line of credit ("credit line"). Borrowings under the credit line, which expires in September 1998, include a sublimit for the issuance of up to $2.0 million in commercial or standby letters of credit for the importation or purchase of inventory. No such letters of credit were outstanding at December 31, 1996. Outstanding balances on the credit line bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.5%, and unused portions of the credit line bear interest at .25% per annum. At December 31, 1996 there were no borrowings outstanding under the credit line. The facility additionally provides for an unsecured term loan totaling $2.2 million for the purchase of equipment. This unsecured term loan will bear interest at the bank's reference rate plus .5% or, at the Company's option, LIBOR plus 2%. At December 31, 1996, there were no borrowings outstanding under this unsecured term loan. The facility contains certain financing and operating covenants relating to net worth, liquidity, leverage, profitability, debt coverage and a prohibition on payment of cash dividends. At December 31, 1996 the Company was in compliance with all debt covenants.

In December 1995, the Company's Singapore subsidiary entered into a $1.1 million secured term loan agreement. This loan, guaranteed by the Company, was used to purchase primarily manufacturing equipment for the Company's Singapore manufacturing facility. This loan bears interest at a variable rate, based on SIBOR plus 3.925%, and is secured by the equipment purchased.

Cash Flow

At December 31, 1996, the Company's principal sources of liquidity included $26.0 million in cash and short-term investments and $17.2 million in available borrowings under its bank credit facility. Short-term investments at December 31, 1996 totaled $24.8 million, and consisted primarily of holdings in municipal bonds and money market instruments in accordance with the Company's investment policy, which is designed to maintain a highly liquid portfolio with minimal interest-rate risk.

Total cash provided by operations increased $9.3 million in fiscal 1996, compared to fiscal 1995, due largely to improved operating results and reductions in inventories in fiscal 1996. Cash totaling $9.3 million was used in fiscal 1996 investing activities, which included manufacturing and other equipment purchases of $6.4 million, and net purchases of $3.0 million in short-term investments. Fiscal 1996 financing activities absorbed $2.6 million in cash through repayments on the revolving line of credit.

Total cash provided by operations increased $4.0 million in fiscal 1995, compared to fiscal 1994, due largely to improved operating results in fiscal 1995. Cash totaling $22.2 million was used in fiscal 1995 investing activities, which included manufacturing and other equipment purchases of $5.1 million, and net purchases of $17.1 million in short-term investments. Fiscal 1995 financing activities provided the Company with $20.7 million, a $10.6 million increase over fiscal 1994. The sources of this cash included $21.5 million from the IPO and $1.1 million in borrowings under a secured term loan, offset by net repayments of debt, including the credit line, totaling $1.9 million.

The Company presently expects to purchase approximately $8.5 million of capital equipment in fiscal 1997, primarily for (a) manufacturing enhancements and new technology, (b) facilities expansion in Mexico and the Philippines, (c) computer and information systems improvements, and (d) quality control equipment and general improvements.

The Company may require additional capital to finance enhancements to, or acquisitions and expansion of, its manufacturing capacity in accordance with its business strategy. Management believes that the level of working capital should continue to grow at a rate generally consistent with the near-term growth of the Company's operations. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public- or private-debt or equity offerings or through bank borrowings. Management believes, however, that existing cash balances, funds generated from operations and borrowings under the line of credit will be sufficient to permit the Company to meet its expansion plans and liquidity requirements in fiscal 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              Year Ended December 31,
(In thousands, except per share data)                  1996           1995            1994
                                                       ----           ----            ----
Net revenues                                         $146,100       $125,258         $76,045
Cost of revenues                                      127,309        108,149          66,555
                                                     --------       --------         -------
         Gross margin                                  18,791         17,109           9,490

Costs and expenses:
         Marketing and sales expense                    2,755          2,594           1,733
         General and administrative expense             5,590          5,720           3,452
                                                     --------       --------         -------
Operating income                                       10,446          8,795           4,305
Interest income                                         1,015            561              93
Interest expense                                         (214)          (392)           (294)
Other expense                                              (4)           (56)            (86)
                                                     --------       --------         -------
Income before income taxes                             11,243          8,908           4,018
Income tax provision                                    4,086          3,395           1,484
                                                     --------       --------         -------
Net income                                           $  7,157       $  5,513         $ 2,534
                                                     --------       --------         -------
Net income per share                                 $   1.12       $   1.06         $   .60
Shares used in computing net income per share           6,396          5,203           4,216

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


                                                               December 31,    December 31,
(Dollar amounts in thousands)                                      1996            1995
                                                                   ----            ----
Assets
Current assets:
         Cash                                                    $ 1,164          $ 1,398
         Short-term investments                                   24,796           21,846
         Accounts receivable, less allowance of $920
           in 1996 and $925 in 1995                               18,837           17,396
         Inventories                                              11,090           17,325
         Deferred tax asset                                        1,634            1,915
         Prepaid expenses and other current assets                 1,944              678
                                                                 -------          -------
                          Total current assets                    59,465           60,558
Property and equipment, net                                       12,126            8,665
Other assets                                                         541              191
                                                                 -------          -------
                                                                 $72,132          $69,414
                                                                 =======          =======
Liabilities and Stockholders' Equity
Current liabilities:
         Accounts payable to related parties                     $ 2,041          $ 3,417
         Accounts payable                                         11,457           12,397
         Other accrued liabilities                                 3,667            3,604
         Current portion of notes payable                            587              621
                                                                 -------          -------
                          Total current liabilities               17,752           20,039
Deferred tax liability                                               909              504
Long-term portion of notes payable                                   722            3,948
Commitments
Stockholders' equity:
         Preferred stock, $.001 par value:
                 Authorized shares - 5,000,000
                 None issued and outstanding                          --               --
         Common stock, $.0025 par value:
                 Authorized shares - 25,000,000
                 Issued and outstanding shares -
                 6,301,313 in 1996, 6,223,606 in 1995                 16               16
         Additional paid-in capital                               35,649           34,980
         Retained earnings                                        17,084            9,927
                                                                 -------          -------
                          Total stockholders' equity              52,749           44,923
                                                                 -------          -------
                                                                 $72,132          $69,414
                                                                 =======          =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                      Additional
                                                Preferred stock       Common stock      paid-in      Retained
(In thousands)                                 Shares     Amount     Shares   Amount    capital      earnings       Total
                                               ------     ------     ------   ------  ----------     --------       -----
Balances at December 31,1993                     8,500     $   9        320    $  1       $8,583      $ 1,880      $10,473
         Reverse receivable from SSI                --        --         --      --         (577)          --         (577)
         Fixed asset contribution by SSI            --        --         --      --          618           --          618
         Purchase of common shares                  --        --        452       1        4,699           --        4,700
         Purchase of common shares by
                 directors and an officer           --        --         45      --          141           --          141
         Repurchase of common shares                --        --         (8)     --          (25)          --          (25)
         Net income                                 --        --         --      --           --        2,534        2,534
                                                ------      ----      -----    ----      -------      -------      -------
Balances at December 31, 1994                    8,500         9        809       2       13,439        4,414       17,864
         Proceeds from public offering, net         --        --      2,000       5       21,489           --       21,494
         Conversion of preferred stock to
                 common stock                   (8,500)       (9)     3,400       9           --           --           --
         Exercise of stock options                  --        --         15      --           15           --           15
         Tax benefit associated with exercise
                 of stock options                   --        --         --      --           37           --           37
         Net income                                 --        --         --      --           --        5,513        5,513
                                                ------      ----      -----    ----      -------      -------      -------
Balances at December 31, 1995                       --        --      6,224      16       34,980        9,927       44,923
         Exercise of stock options                  --        --         20      --           61           --           61
         Employee stock purchase plan               --        --         57      --          570           --          570
         Tax benefit associated with exercise
                 of stock options                   --        --         --      --           38           --           38
         Net income                                 --        --         --      --           --        7,157        7,157
                                                ------      ----      -----    ----      -------      -------      -------
Balances at December 31, 1996                       --      $ --      6,301    $ 16      $35,649      $17,084      $52,749

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Year Ended December 31,
(Dollar amounts in thousands)                                                        1996         1995       1994
                                                                                     ----         ----       ----

Net cash flows from operating activities:
Net income                                                                        $  7,157      $  5,513    $  2,534
         Adjustments to reconcile net income to cash
         provided by (used in) operating activities:
                 Depreciation and amortization                                       2,905         1,919       1,302
                 Provision for doubtful accounts                                        --           721          --
                 Provision for inventory obsolescence                                 (115)          628         343
                 Deferred income taxes                                                 686          (573)        332
                 Tax benefit associated with exercise of stock options                  38            37          --
         Other changes in operating assets and liabilities:
                 Receivables                                                        (1,441)       (6,019)     (3,047)
                 Inventories                                                         6,350       (11,413)     (2,859)
                 Prepaid expenses and other assets                                  (1,616)         (198)         34
                 Accounts payable to related parties                                (1,376)        1,750      (1,345)
                 Accounts payable and accrued liabilities                             (877)       10,085       1,182
                                                                                  --------      --------    --------
                          Net cash provided by (used in) operating activities       11,711         2,450      (1,524)

Cash flow from investing activities:
Capital expenditures                                                                (6,414)       (5,085)     (3,751)
Proceeds from sale of capital assets                                                    85            --          --
Purchases of short-term investments                                                (19,043)      (67,893)    (11,070)
Proceeds from the sale of short-term investments                                    16,056        50,830       6,287
                                                                                  --------      --------    --------
                          Net cash used in investing activities                     (9,316)      (22,148)     (8,534)

Cash flows from financing activities:
Proceeds from issuance of common stock                                                 631        21,509       4,841
Repurchase of common stock                                                              --            --         (25)
Net borrowings (repayments) on revolving line of credit                             (2,505)       (1,615)      4,120
Borrowings on term loans                                                                --         1,132       1,363
Payments on term loans                                                                (755)         (281)       (150)
                                                                                  --------      --------    --------
                          Net cash provided by (used in) financing activities       (2,629)       20,745      10,149

Net increase (decrease) in cash                                                       (234)        1,047          91
Cash at beginning of period                                                          1,398           351         260
Cash at end of period                                                             $  1,164      $  1,398    $    351
                                                                                  --------      --------    --------
Supplemental disclosures of cash flow information:
Interest paid                                                                     $    190      $    347    $    243
Taxes paid                                                                           3,530         3,185       1,905
Non-cash transactions:
         Conversion of preferred stock to common stock                                  --            (9)         --
         Contribution of fixed assets                                                   --            --         618

See accompanying notes to consolidated financial statements.

Pages 27 - 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

Organization

Smartflex Systems, Inc. ("the Company") provides custom design and turnkey manufacturing of flexible interconnect assemblies for use in compact high performance electronic products.

Smartflex Systems was formed on November 15, 1985, as a joint venture between Rogers Corporation ("Rogers"), a Massachusetts corporation, and Silicon Systems, Inc. ("SSI"), a Delaware corporation. Smartflex Systems was formed pursuant to the provisions of the Joint Venture Agreement under the Uniform Partnership Act as adopted by the State of California. On June 28, 1993, the Joint Venture Agreement was amended whereby J.V. Acquisition Corporation ("JVAC"), a Delaware corporation, was admitted as a partner in the joint venture and Rogers was redeemed by a payment from the joint venture. On September 17, 1993, the Company was incorporated in the State of Delaware. Effective October 4, 1993, the Company acquired all of the assets and assumed all of the liabilities of Smartflex Systems. In consideration for the net assets acquired, the Company issued 8,500,000 shares of preferred stock to the general partners of Smartflex Systems. The 1993 reorganization transactions have been treated for accounting purposes as changes in the legal form of the Company and resulted in no changes to the carrying value of the Company's net assets.

Basis of Presentation and Fiscal Year

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Smartflex Systems Singapore, Pte. Ltd., Smartflex Systems de Mexico, S.A. de C.V., and Smartflex Systems Philippines, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company operates and reports financial results on a 52- or 53-week year, ending on the Saturday nearest December 31 each year, and follows a four-four-five week quarterly cycle. Fiscal years 1996, 1995 and 1994 each included 52 weeks of operations. For clarity of presentation, all periods are presented as if the fiscal year ended December 31.

Short-Term Investments

The Company's short-term investments are composed primarily of municipal bonds and money market instruments. The Company's short-term investments at December 31, 1996 and 1995, are classified as available-for-sale and are carried at fair value with the net unrealized gains or losses reported as a separate component of stockholders' equity, net of their related tax effects. Fair values are based on quoted market prices where available. Amortization of premiums or discounts, if any, associated with marketable debt securities is included in investment income. Realized gains and losses, and declines in value judged to be other-than-temporary, as well as interest and dividends on available-for-sale securities, are included in investment income.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market (estimated net realizable value).

Revenue Recognition

The Company recognizes revenue from product sales at the time of shipment and provides an appropriate allowance for estimated sales returns and warranties based on historical experience and other known factors.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the assets, which is usually five years.

Foreign Currency

The Company uses the United States dollar as the functional currency for its wholly owned subsidiaries in Singapore, Mexico and the Philippines. Remeasurement gains and losses, resulting from the process of remeasuring the financial statements of these foreign subsidiaries into U.S. dollars, are included in operations. To date, the effect on income of remeasurement gains and losses has not been significant.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future.

Earnings Per Share

Net income per share for the years ended December 31, 1996, 1995 and 1994 is computed using the weighted average number of common shares and common share equivalents (when the effect is dilutive) outstanding during the periods presented. Common share equivalents result from outstanding options to purchase common stock and restricted stock. Pursuant to the requirements of the Securities and Exchange Commission ("SEC"), shares of common stock issued by the Company during the twelve months immediately preceding the initial public offering on July 31, 1995, plus the number of shares issuable upon exercise of stock options granted during the remainder of 1995, were included in the calculation of the shares used in computing net income per share as if they were outstanding for all periods presented (using the treasury stock method and the public offering price of $12.00 per share in calculating equivalent shares). In addition, pursuant to SEC policy, the calculation of the shares used in computing net income per share for the year ended December 31, 1994 also included 8,500,000 shares of Series A convertible preferred stock which converted to 3,400,000 shares of common stock in connection with the initial public offering, after consideration of the two-for-five reverse split (see
Note 9).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1996 presentation.

Note 2. Short-Term Investments

Short-term investments, for which cost approximated fair value, were as follows:

(In thousands)                                          1996             1995
                                                        ----             ----

Municipal bonds                                       $15,663          $14,410
Money market preferred stock                            6,000            5,300
Money market funds                                      2,954            1,687
Other                                                     179              449
                                                      -------          -------
                                                      $24,796          $21,846
                                                      =======          =======

Certain of the Company's municipal bond investments include instruments that have original maturities at various dates through 2022. As a result of the Company's ability and intent to redeem these investments at their stated principal value at various dates throughout 1997, the Company has classified these investments as maturing within one year. Realized gains and losses from securities transactions are determined on a specific identification basis. Realized or unrealized gains or losses for the years ended December 31, 1996 and 1995, were not material.

Note 3. Inventories

Inventories consisted of the following:

(In thousands)                              1996             1995
                                            ----             ----

Raw materials                             $ 7,722           $ 9,138
Work-in-process                             2,968             3,457
Finished goods                                400             4,730
                                          -------           -------
                                          $11,090           $17,325
                                          =======           =======

Note 4. Property and Equipment

Property and equipment consisted of the following:

(In thousands)                                           1996          1995
                                                         ----          ----
Machinery and equipment                                $13,415       $ 9,177
Office furniture and equipment                           2,622         1,888
Leasehold improvements                                   2,581         1,353
                                                       -------       -------
                                                        18,618        12,418
Less: Accumulated depreciation                          (6,492)       (3,753)
                                                       -------       -------
                                                       $12,126       $ 8,665
                                                       =======       =======

Note 5. Other Accrued Liabilities

Other accrued liabilities consisted of the following:

(In thousands)                                                   1996           1995
                                                                 ----           ----
Accrued compensation and related costs                          $1,452         $1,528
Income tax payable                                                 310            479
Other accrued liabilities                                        1,905          1,597
                                                                ------         ------
                                                                $3,667         $3,604
                                                                ======         ======

Note 6. Credit Facilities and Long-Term Debt

On October 4, 1996, the Company amended its bank credit facility ("facility") which provides for aggregate borrowings of $15.0 million under a revolving line of credit ("credit line"). Borrowings under the credit line include a sublimit for the issuance of up to $2.0 million in commercial or standby letters of credit for the purchase of inventory. Outstanding balances on the credit line bear interest at the bank's reference rate or, at the Company's option, LIBOR plus 1.5%, and unused portions of the credit line bear interest at .25% per annum. The interest rates on any amounts outstanding at December 31, 1996 and 1995 would have been 8.25% and 8.5%, respectively. Interest is payable monthly and principal is payable at maturity on September 30, 1998.

The facility additionally provides for an unsecured term loan totaling $2.2 million for the purchase of equipment. The loan will bear interest at the bank's reference rate plus .5% or, at the Company's option, LIBOR plus 2%. Principal and interest are payable monthly and the loan matures on March 30, 2001. At December 31, 1996, no amounts were outstanding under the term loan.

The facility requires maintenance of certain financial covenants pertaining to key financial ratios and a minimum level of net worth. In addition, the facility restricts the Company's ability to pay cash dividends and places restrictions on the sale of assets and the incurrence of additional debt.

In December 1995, the Company's Singapore subsidiary entered into a term loan agreement ("loan"). The loan, guaranteed by the Company, was used to purchase primarily manufacturing equipment for the Company's Singapore manufacturing facility. The loan bears interest at a variable rate, based on SIBOR plus 3.925%, and is secured by equipment with a net book value of $623,000 at December 31, 1996.

Long-term debt consisted of the following:

(In thousands)                                                                 1996           1995
                                                                               ----           ----

Revolving line of credit                                                     $   --          $2,505

Secured note payable to bank, principal payments in
  equal monthly installments through June 1998, interest at 9.53%               598             932

Secured note payable, principal payments in equal monthly
  installments through December 1999, interest is payable
  monthly at variable interest rates averaging 6.77% in 1996                    711           1,132
                                                                             ------          ------
                                                                              1,309           4,569
Less: Current portion                                                          (587)           (621)
                                                                             ------          ------
                                                                             $  722          $3,948
                                                                             ======          ======

Long-term debt will mature in fiscal years after December 31, 1996 as follows:

(In thousands)
Fiscal Year:
         1997           $  587
         1998              462
         1999              260
                        ------
                        $1,309
                        ======

Note 7. Fair Value of Financial Instruments

The fair value of the Company's cash, cash equivalents, accounts receivable and accounts payable approximated their carrying amounts due to the relatively short maturity of these items. The fair value of the Company's short-term investments approximated cost and was determined based on quoted market prices. The fair value of long-term debt approximated its carrying amount at December 31, 1996 based on rates currently available to the Company for debt with similar terms and remaining maturities.

Note 8. Commitments

The Company has entered into leases for its Tustin, California headquarters, Monterrey, Mexico and Cebu, the Philippines facilities which expire at various dates through March 15, 2004 and provide for renewal options at the then current market rate, adjusted for changes in the Consumer Price Index. The Company also leases certain equipment under a noncancelable operating lease which expires in 1998. Future minimum lease payments under these noncancelable obligations at December 31, 1996, are as follows:

(In thousands)
Fiscal Year:
         1997              $  951
         1998                 859
         1999                 690
         2000                 602
         2001                 602
         Thereafter           711
                           ------
                           $4,415
                           ======

Total rent expense was $437,000, $219,000 and $158,000 in 1996, 1995 and 1994,
respectively.

In addition to the above operating lease agreements, the Company utilizes certain space and receives other support services pursuant to a facilities and service agreement that expires December 31, 1997. Such services approximate $30,000 a month.

Note 9. Stockholders' Equity

Sale of Common Stock

On July 31, 1995, the Company completed an initial public offering of 3,220,000 shares of common stock, of which 2,000,000 shares were sold by the Company. The selling price for all shares sold was $11.16 per share, net of underwriting discounts.

On June 7, 1995, the Company and JVAC agreed in principle to enter into a reorganization agreement, to be consummated immediately prior to the initial public offering, whereby the Company issued 1,700,000 shares of Common Stock to JVAC in exchange for substantially all of the assets of JVAC, which consist primarily of 4,250,000 shares of the Company's Series A Preferred Stock. Immediately after the consummation of this exchange, JVAC dissolved and distributed all of its assets to its two stockholders, Ampersand Materials and Ampersand Chemicals.

In April 1994 the Company sold 451,921 shares of its common stock at an aggregate purchase price of $4.7 million ($10.40 per share).

Series A Preferred Stock

At December 31, 1994, the Company had authorized 8,500,000 shares of Series A convertible preferred stock ("Series A Preferred Stock") with $.001 par value. Shares of Series A Preferred Stock were converted to 3,400,000 shares of common stock, after giving effect to the two-for-five reverse split, upon the closing of the initial public offering on July 31, 1995.

Authorized Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock, par value $.001, none of which is issued or outstanding. Shares of this preferred stock can be issued in one or more series on terms and conditions, and with such rights, preferences and privileges, as the Board of Directors may from time to time determine. In connection with the Shareholder Rights Plan adopted July 17, 1996, there are 200,000 shares of preferred stock reserved for issuance upon exercise of the Rights.

Note 10. Income Taxes

Income tax expense (benefit) is as follows:

(In thousands)                                               1996          1995          1994
                                                             ----          ----          ----
Current:
         Federal                                            $2,688        $3,257        $  945
         State                                                 622           674           207
         Foreign                                                52            --            --
                                                            ------        ------        ------
                                                             3,362         3,931         1,152
Deferred:
         Federal                                               576          (474)          284
         State                                                 110           (99)           48
                                                            ------        ------        ------
                                                               686          (573)          332
Charge in lieu of income taxes attributable to benefits
  of stock option exercises                                     38            37            --
                                                            ------        ------        ------
                                                            $4,086        $3,395        $1,484

Income tax expense differed from the amounts computed by applying the U.S. statutory federal income tax rate to pretax income as a result of the following:

                                                     1996         1995          1994
                                                     ----         ----          ----
Tax at U.S. statutory rates                        $ 3,823      $ 3,118        $ 1,406
State taxes, net of federal benefit                    487          384            166
Foreign earnings not subject to tax                   (246)        (143)          (105)
Other                                                   22           36             17
                                                   -------      -------        -------
                                                   $ 4,086      $ 3,395        $ 1,484
                                                   =======      =======        =======

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                           1996             1995
                                                           ----             ----
Deferred tax assets:
         Inventory obsolescence reserve                  $  351           $  474
         Reserve for returns and allowances                 419              584
         Inventory capitalization                            76              194
         Vacation accrual                                   127              133
         Allowance for doubtful accounts                    377              379
         Other reserves                                      79              187
         State tax, net of federal benefit                  205              150
                                                         ------           ------
                 Total deferred tax assets                1,634            2,101

Deferred tax liabilities:
         Tax over book depreciation                         909              690
                                                         ------           ------
                 Total deferred tax liabilities             909              690
                                                         ------           ------
Net deferred tax assets                                  $  725           $1,411
                                                         ======           ======

The Company has not recorded any valuation allowance against deferred tax assets because management believes all of the temporary differences listed above will be realized against taxable income in future fiscal years.
Effective March 1, 1994, the Company obtained a Pioneer Status tax holiday in Singapore which expires five years from the effective date assuming the Company continues to maintain certain levels of capital expenditures and employment, and implements certain technology development. Net income tax relief resulting from the tax holiday was $246,000, or $.04 per share in 1996, $143,000, or $.03 per share in 1995 and $105,000, or $.02 per share in 1994.

Residual income taxes of approximately $503,000 have not been provided on approximately $1.5 million of undistributed earnings of certain foreign subsidiaries at December 31, 1996, because the Company intends to keep those earnings reinvested indefinitely.

Note 11. Equity Incentive Plans and Stock Purchase Plan

1995 Equity Incentive Plan

The Company's 1995 Equity Incentive Plan ("1995 Plan"), approved by stockholders in July 1995, provides for the grant of stock options, performance shares, restricted stock, stock units and other stock-based awards of the Company's common stock to employees, executive officers, directors and consultants. Incentive stock options may be granted only to employees and the exercise price per share may not be less than 100% of the fair market value ("FMV") of a share of common stock on the grant date. The exercise price per share of non-qualified stock options shall not be less than 85% of the FMV of a share of common stock on the grant date. The 1995 Plan provides for the automatic grant of a non- qualified option to purchase 10,000 shares of common stock to each non-employee director of the Company upon his or her initial election to the board of directors, and an additional automatic grant of a non-qualified option to purchase 3,000 shares of common stock each time such director is reelected. Automatic grants shall be at the fair market price of the common stock on the date that such director is elected or reelected.

An aggregate of 600,000 shares of common stock has been initially reserved for issuance under the 1995 Plan. The number of shares of common stock authorized under the 1995 Plan will increase automatically on January_1 of each year commencing on January 1, 1997, by an amount equal to 1% of the total number of issued and outstanding shares of common stock of the Company as of the immediately preceding December 31; provided, however, that the number of shares of common stock which may be issued pursuant to incentive stock options may not exceed 600,000.

As of December 31, 1996, incentive stock options and non-qualified stock options to purchase 194,750 shares of common stock have been granted with prices ranging from $12.00 to $18.25 per share. All employee options vest at a rate of 25% on the first anniversary of the grant date and 6.25% per quarter thereafter. At December 31, 1996, incentive stock options to purchase 46,002 shares of common stock under the 1995 Plan were exercisable.

1994 Equity Incentive Plan

The Company's 1994 Equity Incentive Plan ("1994 Plan") provided for the grant of stock options, and other stock-based awards of the Company's common stock to officers, key employees, directors and consultants. The 1994 Plan allowed for the issuance of up to 100,000 shares of common stock. Effective with the Company's initial public offering, the Board of Directors resolved to cease issuance of new awards under the 1994 Plan. As of December 31, 1996, 37,200 restricted shares of common stock at $3.125 per share, and non-qualified stock options to purchase 26,000 shares of common stock ranging in price from $3.125 to $9.250 per share have been granted to non-employee directors of the Company. At December 31, 1996, 37,200 shares of restricted common stock, and non-qualified stock options to purchase 10,000 shares of common stock under the 1994 Plan were exercisable.

1993 Equity Incentive Plan

The Company's 1993 Equity Incentive Plan ("1993 Plan") provided for the grant of stock options and other stock-based awards of the Company's common stock to employees, consultants and affiliates. The 1993 Plan allowed for the issuance of up to 280,000 shares of common stock. Effective with the Company's initial public offering, the Board of Directors resolved to cease issuance of new awards under the 1993 Plan. As of December 31, 1996, options to purchase 156,000 shares of common stock have been granted with prices ranging from $.958 to $10.400 per share. All options vest at a rate of 25% on the first anniversary of the grant date and 6.25% per quarter thereafter. At December 31, 1996, incentive stock options to purchase 84,575 shares of common stock under the 1993 Plan were exercisable.

The following is a summary of equity incentive plan activity for the periods indicated:

                                           Shares         Exercise Price
                                           ------         --------------

Outstanding, December 31, 1993             102,400       $ 0.958 - $ 3.125
         Granted                           103,600       $ 3.125 - $10.400
         Canceled                           (8,800)      $ 0.958 - $ 3.125
                                        -------------
Outstanding, December 31, 1994             197,200       $ 0.958 - $10.400
         Granted                           173,950       $ 9.250 - $17.000
         Exercised                         (14,485)      $ 0.958 - $ 3.125
         Canceled                           (6,150)      $ 0.958 - $12.000
                                        -------------
Outstanding, December 31, 1995             350,515       $ 0.958 - $17.000
         Granted                            42,000       $10.250 - $18.250
         Exercised                         (20,540)      $ 0.958 - $12.000
         Canceled                          (12,412)      $ 0.958 - $14.625
                                        -------------
Outstanding, December 31, 1996             359,563       $ 0.958 - $18.250

The weighted average exercise price per share of options granted, exercised and canceled during 1996 and outstanding at December 31, 1996 were $15.11, $2.97, $9.30 and $8.23, respectively. The weighted average exercise price per share of options granted, exercised and canceled during 1995 and outstanding at December 31, 1995 were $11.77, $1.00, $2.54 and $7.14, respectively. The weighted average remaining contractual life of stock options outstanding at December 31, 1996 and 1995 were 8.1 years and 8.8 years, respectively.

1995 Employee Stock Purchase Plan

In July 1995, stockholders approved an employee stock purchase plan, under which eligible employees may elect to contribute from 1% to 15% of their base compensation toward the purchase of the Company's common stock through weekly payroll deductions. The purchase price per share is the lesser of 85% of the fair market value of the stock on the commencement date, or last business day, of each six-month purchase period. The total number of shares of stock that may be issued under the plan may not exceed 200,000 shares. As of December 31, 1996, 57,167 shares have been issued under the plan.

Common Stock Reserved

At December 31, 1996, the Company had reserved 1,087,808 shares of common stock for issuance pursuant to the 1995, 1994 and 1993 equity incentive plans and the 1995 Employee Stock Purchase Plan.

Accounting for Stock-Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 5.6% to 6.4% for 1995 and 5.3% to 6.5% for 1996; volatility factors of the expected market price of the Company's common stock of .65 for both years; and a weighted-average expected life of the option of 6 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In thousands, except earnings per share information)          1996         1995
                                                               ----         ----

Pro forma net income                                          $6,744       $5,357
         Pro forma earnings per share:
                 Primary                                      $ 1.07       $ 1.04
                 Fully diluted                                  1.06         1.03

The per share weighted average fair value of options granted during 1996 and 1995 were $9.75 and $7.60, respectively.

Note 12. Employee Benefit Plans

Employee Investment Plan

The Company sponsors a 401(k) employee salary deferral plan that allows voluntary contributions by substantially all full-time employees. Under the plan, eligible employees may contribute up to 15% of their pre-tax earnings, not to exceed the Internal Revenue Service annual contribution limit. The Company may make discretionary matching contributions, which vest over five years. During 1996 and 1995, the Company matched 100% of the first 3% of each employee's contribution which totaled $226,000 and $213,000, respectively.

Profit Sharing Bonus Plan

The Company also has a profit sharing bonus plan whereby all full-time employees are eligible to participate in a pool of before-tax earnings of the Company. The profit sharing pool is established annually by the Board of Directors based on the operational performance expectations of the Company. In 1996 and 1995, the Company recognized compensation expense totaling $260,000 and $416,000, respectively, pursuant to the employees' profit sharing portion of the plan.

Note 13. Related Party Transactions

The Company has entered into facility and service agreements with SSI and Silicon Systems Singapore Pte. Ltd. ("SSS"), both wholly owned subsidiaries of Texas Instruments. The agreements state that SSI and SSS will provide certain administrative services and facilities to the Company for agreed-upon fees which are based upon actual costs. The agreements were in effect until November 9, 1996 for SSI and October 1, 1996, for SSS, at which time they automatically renew from year to year unless and until terminated by either party upon six months' prior written notice.

On January 2, 1994, SSS contributed fixed assets with a net book value of $618,000 to Smartflex Systems Singapore Pte. Ltd.

A summary of such purchases and expenses with related parties is as follows:

(In thousands)                                            1996         1995         1994
                                                          ----         ----         ----
SSI (former stockholder):
         Purchases of raw materials                      $ 9,679      $10,176      $ 6,450
         Administrative and facility expenses                843          813          568
ADFlex (an affiliate of JVAC):
         Purchases of raw materials                       12,768       19,329       14,737
AMP (stockholder):
         Purchases of raw materials                        1,973        2,370        1,400
TDK (stockholder):
         Purchases of raw materials                          479           --           --


Note 14. Business Segment Information

The Company operates primarily in one business segment, which is the development, production and distribution of flexible interconnection products for use in computer and peripheral equipment. The Company's principal market is the hard disk drive ("HDD") industry. In fiscal 1996, 61% of the Company's net revenues were to HDD manufacturers.

The Company sells its products primarily to U.S.-based companies who are manufacturers or distributors of computer and computer-related products. The Company performs periodic credit evaluations on its customers' financial condition and does not require collateral. Credit losses have traditionally been minimal and such losses have been within management's expectation.

During fiscal years 1996, 1995 and 1994, net revenues to individual customers, each of which represented over 10% of total net revenues, were as follows:

                                  1996             1995             1994
                                  ----             ----             ----
Customer A                          7%              16%              27%
Customer B                         32               30               21
Customer C                         15               15               21
Customer D                         24               19               18
Customer E                         11                6                1

Some of the assemblies manufactured by the Company require one or more components that are ordered from, or which may be available from, a limited number of suppliers. A change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

Total export revenues, primarily to the Far East, were $104.1 million, $63.6 million and $29.1 million during 1996, 1995 and 1994, respectively. Export revenues by country in excess of 10% of total net revenues were as follows:

                                  1996             1995             1994
                                  ----             ----             ----
Singapore                          33%               9%               4%
Thailand                           23               26               16
Hong Kong                           7                9               15

The Company maintains manufacturing operations in Mexico, Singapore and the Philippines. Pre-tax income from the Company's Singapore operations totaled $723,000, $422,000 and $332,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

The Company's production employees at the Mexico facility are represented by a labor union and covered by a collective bargaining agreement ("agreement") that is subject to revision annually under Mexican law. These employees represent 40% of the Company's total labor force. The current agreement is subject to revision in

February 1997. While the Company believes that it has established good relationships with its labor force in Mexico, there can be no assurance that such relationships will continue in the future.

Note 15. Selected Quarterly Financial Data (Unaudited)

The following table presents summarized quarterly results:

(In thousands, except per share data)

Quarter                           1st         2nd         3rd          4th
                                  ---         ---         ---          ---
Fiscal 1996
-----------
Net revenues                    $40,025     $34,290      $35,581      $36,204
Gross margin                      5,012       4,354        4,707        4,718
Net income                        1,912       1,644        1,702        1,899

Net income per share            $   .30     $   .26      $   .27      $   .30

Fiscal 1995
-----------
Net revenues                    $23,875     $28,348      $33,026      $40,009
Gross margin                      3,384       4,068        4,625        5,032
Net income                          852       1,107        1,650        1,904

Net income per share            $   .20     $   .26      $   .29      $   .30

Report of Independent Auditors


The Board of Directors
Smartflex Systems, Inc.

We have audited the accompanying consolidated balance sheets of Smartflex Systems, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smartflex Systems, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        /s/ ERNST & YOUNG LLP

Orange County, California
February 7, 1997

Common Stock Data

Smartflex Systems, Inc. Common Stock has traded on the Nasdaq National Market System (symbol SFLX) since its initial public offering on July 31, 1995. The high and low closing prices, as reported by Nasdaq, were as follows:

    1996                     High             Low
    ----                     ----             ---

First Quarter               $17.00           $11.88
Second Quarter              $19.50           $12.88
Third Quarter               $15.25           $ 9.44
Fourth Quarter              $16.50           $11.00

As of January 31, 1997 there were approximately 1,800 holders of the Company's stock, including 71 stockholders of record.

Dividends

The Company does not currently pay cash dividends on its Common Stock and intends to retain earnings for use in the operation and expansion of its business. In addition, the covenants of certain of the Company's debt agreements limit payment of cash dividends on its Common Stock.





                                                                        25