Form 10-K405, Exhibit 13
period 1997-12-31
SMARTFLEX SYSTEMS INC
filed 1998-03-27
CIK 946677

PAGE 1
                                                                      EXHIBIT 13


This exhibit contains portions of the Company's Annual Report to Stockholders for the year ended December 31, 1997. Page number references made in this exhibit are to the page numbers on the said Annual Report.

FINANCIAL HIGHLIGHTS

Dollars in thousands except per share data
Fiscal year ended December 31                  1997           1996           1995          1994         1993
                                             ---------      ---------      ---------     --------     --------
SUMMARY OF OPERATIONS
Net Revenue                                  $ 133,347      $ 146,100      $ 125,258     $ 76,045     $ 69,116
Gross margin(1)                                 10,734         18,791         17,109        9,490        8,023
Operating income(1)(2)                            (295)        10,446          8,795        4,305        3,096
Net income(1)(2)(3)                                362          7,157          5,513        2,534        3,564
Pro forma net income (unaudited)(3)                N/A            N/A            N/A          N/A        1,746

Basic earnings per common share(4)           $    0.06      $    1.14      $    1.09     $   0.60          N/A

YEAR-END POSITION
Working capital                               $ 33,640      $  41,713      $ 40,519      $ 17,338     $  7,684
Total assets                                    81,906         72,132        69,414        31,345       18,411
Long-term debt, excluding current portion        1,689            722           398         5,026            -
Stockholders' equity                            49,089         52,749        44,923        17,864       10,473

NUMBER OF EMPLOYEES                              1,169          1,006           868           701          596

----------

(1) Gross margin, operating loss, and net-income in fiscal 1997 excludes one-time pre-tax inventory write-off of $1.4 million (related to restructuring) in cost of revenues.

(2) Operating loss and net income in fiscal 1997 excludes a one-time pre-tax restructuring charge of $5.1 million.

(3) Smartflex was a joint venture and did not recognize income tax expense prior to October 4, 1993. Taxes on its income were payable by the joint venture partners. Pro forma net income is unaudited and reflects provisions for federal and state income taxes using an effective tax rate of 40% for the period ended December 31, 1993, as if the Company had operated as a corporation during the period.

(4) Earnings per share for fiscal 1994 was computed using the weighted average number of shares and common stock equivalents (when dilutive) outstanding during the period, and assuming the conversion of all outstanding shares of Series A Preferred Stock into Common Stock at the beginning of the period.




For the year ended December 31, 1997
-------------------------------------
Closing stock price                                        $9.50
Earnings per share - basic (excluding restructuring)       $0.06
Common stockholders' equity per share                      $7.72
Common shares outstanding                              6,362,477

PAGES 13 THROUGH 17

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following information is comprised of forward-looking statements, the realization of which may be impacted by certain important factors discussed in the Company's Annual Report on Form 10-K under "Risk Factors -- Important Factors Related to Forward-Looking Statements and Associated Risks."

OVERVIEW

        Smartflex Systems, Inc. ("Smartflex" or "the Company") is a technology leader in electronics manufacturing services. The Company specializes in developing and automating the precision assembly of comprehensive interconnect solutions, utilizing precision surface mount and Direct-Chip-Attach ("DCA") technologies on multiple circuit substrates. DCA solutions include Chip-On-Flex ("COF"), Flip-Chip-On-Flex ("FCOF"), and Chip-On-Ceramic ("COC") assembly technologies. The Company was founded as a joint-venture in 1985 and incorporated in 1993. On July 31, 1995, the Company completed an initial public offering ("IPO") of 3,220,000 shares of common stock, of which 2,000,000 shares were sold by the Company.

        The Company's markets include hard disk drive ("HDD") and non-HDD industries. The non-HDD industries include medical electronics, optical and tape storage, removable storage, communications, computers and peripherals. Sales to the HDD and non-HDD industries have generally been concentrated among a few large customers. The Company's predominant market has been the HDD industry, accounting for approximately 54.8%, 50.0%, and 65.1% of net revenues in fiscal 1997, 1996 and 1995, respectively. Customers in the HDD market include International Business Machines Corporation and Seagate Technology, Inc. Customers in the non-HDD market include Iomega Corporation, Quantum Corporation, and Hewlett Packard Company. Sales to both segments of the market are made directly to various divisions of these companies or to intermediary companies that also service these accounts. Demand swings from any of the aforementioned customers due to a number of factors, including significant slowdowns in their respective industries, could have a materially adverse effect on the Company's operating results.

        By mid-1992 the Company had developed the methodology to begin high-volume production of assemblies using the COF process. In 1996, the Company developed the technique to produce assemblies utilizing the FCOF process. In early 1997, the Company developed and began shipping volume production of assemblies incorporating the COC process. Even though sales-to-date of assemblies incorporating these process technologies have largely been in the HDD applications, these technologies support both HDD and non-HDD applications. In fiscal 1997, 1996 and 1995, these process technologies have accounted for approximately 50.0%, 43.5% and 50.6% of net revenues, respectively.

        During fiscal 1997 the Company streamlined its worldwide manufacturing operations. The Company's Monterrey, Mexico ("Monterrey") operations were moved to a new facility with approximately 65,000 square feet of manufacturing and support space for high-volume precision assembly, effectively doubling the floor space of the operations. In the Company's facility in Cebu, Philippines ("Cebu"), several milestones were achieved. The facility began volume manufacturing of surface mount assemblies in late 1996. Automated COF process was implemented in 1997. Manufacturing capability in the Cebu plant increased three-fold during 1997 compared to 1996. In 1997, the Company announced the realignment of its Singapore operations to function as the Regional Services and Technology Center for all of Asia (see "Restructuring").

        The Company's revenue growth is, and historically has been, a function of unit shipment growth, offset in part by reductions in the average selling prices of products shipped. The Company's recent revenue growth has been positive except in fiscal 1997 when revenues declined 8.7% compared to 1996. The Company believes that its ability to again achieve growth will depend primarily on growth in sales to existing customers for their current and future product generations and its ability to attract new markets and new customers. The Company has no firm long-term volume commitments from its customers; customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of delayed, canceled, or reduced orders with new business cannot be assured. Because of these factors, there can be no assurance that the Company's historical rate of growth in revenues will resume.

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

RESULTS OF OPERATIONS

        The following table sets forth consolidated statements of operations data of the Company expressed as a percentage of net revenues for the periods indicated:

                                                           Fiscal Years Ended
                                                              December 31
                                              -------------------------------------------
                                                     1997        1996           1995
-----------------------------------------------------------------------------------------
Net revenues                                         100.0 %     100.0          100.0 %
Cost of revenues                                      93.0        87.1           86.3
-----------------------------------------------------------------------------------------
     Gross margin                                      7.0        12.9           13.7
Costs and expenses:
     Marketing and sales expense                       2.7         1.9            2.1
     General and administrative expense                5.5         3.8            4.6
     Restructuring expense                             3.9         -              -
-----------------------------------------------------------------------------------------
         Operating (loss) income                      (5.1)        7.2            7.0
Interest income                                        0.7         0.7            0.5
Interest expense                                      (0.4)       (0.2)          (0.3)
Other income (expense)                                 0.1         -             (0.1)
-----------------------------------------------------------------------------------------
        (Loss) income before income taxes             (4.7)        7.7            7.1
Income tax (benefit) provision                        (1.6)        2.8            2.7
-----------------------------------------------------------------------------------------
        Net (loss) income                             (3.1)%       4.9  %         4.4 %
=========================================================================================

Net Revenues

        In 1997, revenues declined due to flat demand in the HDD market, as well as reduced demand in the non-HDD market. Revenue growth in 1996 and 1995 was primarily due to growth in the overall HDD market, and in particular, in the higher-capacity HDD segment, as well as due to expansion of the Company's presence in other markets. The impact of the increase in unit shipments on revenues has been partially offset by decreases in aggregate average selling prices ("ASP"). The ASP's have generally declined during these periods primarily due to decreases in component costs (which are generally passed through to customers), competitive pricing pressures, and fluctuations in product mix. The relative impact of any one of these factors varies from period to period.

        Net revenues in fiscal 1997 declined $12.8 million, or 8.7% compared to fiscal 1996, primarily due to reduced demand in the Company's scanner business, which was offset by slight increases in the removable storage business. The HDD business was flat in 1997 as compared to 1996. Net revenues in fiscal 1996 rose $20.8 million or 16.6% from fiscal 1995 levels. Fiscal 1996 net revenues reflected an increase in aggregate shipment volumes as a result of increased capacity, partially offset by price reductions reflecting component cost decreases.

        Net revenues derived from non-HDD programs were 45.2% of total net revenues in fiscal 1997 as compared to 50.0% in fiscal 1996, and 34.9% in fiscal 1995. Reduced demand in 1997 resulted in the decline in net revenues from this business. The growth in 1996 was primarily due to increased unit sales and manufacture of a high-cost program, which was previously handled on a consignment basis.

        Export sales arise primarily from the shipment of assembled products to international operations of U.S.-based customers, as well as shipments to intermediary companies who also service these accounts. Total export sales were 82.6%, 70.9%, and 49.5% of total revenues in fiscal 1997, 1996, and 1995, respectively. The fiscal 1997 and 1996 increases were due largely to transferred production to these international operations by the Company's U.S.-based customers. The Company anticipates that export sales will continue to account for a significant portion of net revenues for the foreseeable future.

Restructuring

        In order to address the imbalance between demand and capacity, as well as to position the Company's operations for future cost advantages, the Company accelerated the streamlining of its worldwide operations in the third quarter of 1997. As part of this restructuring, volume manufacturing is being moved from Singapore to the Company's lower-cost facility in Cebu. The Singapore operations are intended to become the focal point of Smartflex customer support in Asia as the Company's Far East Regional Services and Technology Center. The restructuring also included a reduction of manufacturing and other personnel from the Company's Tustin, California operations. As part of this restructuring, the Company provided for the following in the third quarter of 1997: $1.4 million for the write-off of inventories, which is included in cost of revenues, $3.5 million for the write-down of non-current assets and other expenses, $1.1 million for severance and other employee-related costs associated with the reduction in force, and approximately $500,000 toward a potential Singapore tax liability. At the end of 1997, the Company had used approximately $1.8 million for the write-down of non-current assets and other expenses and has paid approximately $530,000 in severance and other employee-related costs. The Company expects to utilize the remaining portion of the restructuring expense provision in 1998.

Gross Margin

        Gross Margins as a percentage of net revenues were 7.0%, 12.9% and 13.7% in fiscal 1997, 1996 and 1995, respectively. The decrease in fiscal 1997 was primarily due to decreased revenue coupled with increased costs associated with the expansion of the Company's manufacturing space. The cost of the expansion will be offset to some degree in 1998 as a result of the restructuring of the manufacturing facilities described above.

        The fiscal 1996 decrease compared to 1995 resulted primarily from the conversion of a high-cost component for a non-HDD program from consignment to a turnkey basis, resulting generally in a pass-through of costs, effecting a decrease in the program's gross margin percentage. This was compounded by the rapid growth of the program in fiscal 1996, offsetting gross margins overall.

        The Company's gross margin, as a percentage of revenues, historically has not been materially affected by declines in average selling prices because price reductions generally have been offset by reductions in component costs and improved operating efficiencies. However, there can be no assurance that future declines in average selling prices will not negatively impact the Company's gross margin. The Company's gross margin has been, and will continue to be, affected by a variety of factors, including the costs associated with implementing and ramping new production capacity to full utilization, sales volumes, fluctuations in material costs and the mix of materials for particular products, price competition, the timing of expenditures in anticipation of increased sales, changes in product delivery schedules and the range of services provided. Gross margins for new products are typically lower than those of mature products due to the inefficiencies associated with the start-up of manufacturing operations for new products.

Marketing and Sales Expense

        Marketing and sales expenses consist primarily of salaries, facility and travel costs for marketing, sales and customer service personnel, and sales commissions paid to direct sales personnel and sales representative organizations. As a percentage of net revenues, these expenses were 2.7%, 1.9% and 2.1% in fiscal 1997, 1996 and 1995, respectively. The increase in marketing and sales expense in fiscal 1997 was attributable generally to increases in commissions, staffing, advertising and other administrative costs. In fiscal 1996, although sales volume increased, changes in the product mix resulted in lower average sales commission rates, which was offset somewhat by increases in other marketing and selling expenses.

  General and Administrative Expense

        General and administrative ("G & A") expenses increased to $7.5 million or 5.6% of net revenues in fiscal 1997 as compared to $5.6 million or 3.8% of net revenues in fiscal 1996, and $5.7 million or 4.6% of net revenues in fiscal 1995. The increase in 1997 was largely due to increases in administrative personnel in the Monterrey and Cebu locations, and due to increases in program management. The decrease in 1996 was largely the result of the absence of significant legal, accounting and insurance costs related to a proposed acquisition of the Company, which was subsequently abandoned.

        The Company expects that G & A expenses will increase in absolute amounts in the future due, in part, to program management and other staffing additions needed to support higher business volumes, added profit sharing costs based on increased profits, if any, and incremental spending on process development activities in all of its facilities.

Interest Income/Expense

        In fiscal 1997, interest income decreased by $48,000 from fiscal 1996 largely due to a slight decrease in investments held during the year. The fiscal 1996 increase in interest income totaling $454,000 was largely due to the investment of most of the proceeds from the Company's IPO for an entire year versus five months during fiscal 1995. Interest expense is incurred through the use of the Company's line of credit facilities, the balances of which vary daily depending upon operating cash flows.

Income Taxes

        Income tax expense decreased $6.2 million in fiscal 1997 compared to fiscal 1996 due to operating losses and charges related to the restructuring (see "Restructuring"). Income tax expense increased $691,000 in fiscal 1996 compared to 1995. The Company's effective tax rate was 34.4% in fiscal 1997 compared to 36.3% in fiscal 1996, and 38.1% in fiscal 1995. Changes in the effective tax rate reflect changes in incremental volume contributions from the company's offshore manufacturing facilities, which have foreign income tax obligations, if any, that are generally less than U.S. income tax obligations.

FINANCIAL CONDITION

Summary

        The company has financed its growth and operations through proceeds from the sale of its common stock, bank financing and funds generated from operations. At December 31, 1997, cash and short-term investments totaled $28.1 million, an increase of $2.2 million from fiscal 1996 year-end balances. This increase was primarily due to the effect of increases in accounts payable levels partially offset by the expenditures related to capital purchases and the restructuring. Uses of the net proceeds from the IPO included increases in working capital, funding of manufacturing capacity expansion and repayment of debt.

Sale of Common Stock

        On July 31, 1995, the Company completed an IPO of 3,220,000 shares of common stock, of which 2,000,000 shares were sold by the Company. Net proceeds from the offering, after underwriting discounts and offering costs, totaled $21.5 million.

Bank Financing

        The company amended its bank credit facility ("facility") on September 26, 1997 to provide for aggregate unsecured borrowings of $25 million under a revolving line of credit ("credit line"). Borrowings under the credit line, which expires in September 1999, include a sublimit for the issuance of up to $2 million in commercial or standby letters of credit for the importation or purchase of inventory. No such letters of credit were outstanding at December 31, 1997. Outstanding balances on the credit line bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.5%, and unused portions of the credit line bear interest at .125% per annum. At December 31, 1997 there were no borrowings outstanding under the credit line. The facility additionally provides for an unsecured term loan totaling $2.2 million for the purchase of equipment. This unsecured term loan will bear interest at the bank's reference rate plus .5% or, at the Company's option, LIBOR plus 2%. Principal and interest are payable monthly and the loan matures on March 30, 2001. At December 31, 1997, the outstanding balnce on the term loan was $2.1 million. The facility contains certain financing and operating covenants relating to net worth, liquidity, leverage, profitability, debt coverage and a prohibition on payment of cash dividends. At December 31, 1997, the Company was in compliance with all of the covenants, except those related to annual profitability, for which the Company has obtained a waiver.

        In December 1995, the Company's Singapore subsidiary entered into a $1.1 million secured term loan agreement. This loan, guaranteed by the Company, was used primarily to purchase manufacturing equipment for the Company's Singapore facility. This loan bears interest at a variable rate, based on SIBOR plus 3.93%, and is secured by the equipment purchased. At December 31, 1997, the outstanding balance on this note was $416,000.

Cash Flow

        At December 31, 1997, the Company's principal sources of liquidity included $28.1 million in cash and short-term investments and $25.0 million in available borrowings under its bank credit facility. Short-term investments at December 31, 1997 totaled $26.1 million, and consisted primarily of holdings in municipal bonds and money market instruments in accordance with the Company's investment policy, which is designed to maintain a highly liquid portfolio with minimal interest-rate risk.

        Total cash provided by operations decreased $1.5 million in fiscal 1997, compared to fiscal 1996, due largely to the effects of accruing for the Company's restructuring and an increase in inventories. In fiscal 1997, approximately $11.2 million was used in investing activities, which included manufacturing and other equipment purchases of $9.9 million and net short-term investments of $1.3 million. Fiscal 1997 financing activities provided $1.8 million in cash primarily through borrowings on the term loan feature of the Company's credit facility.

        Total cash provided by operations increased $9.3 million in fiscal 1996, compared to fiscal 1995, due largely to improved operating results and reductions in receivables and inventories in fiscal 1996. Cash totaling $9.3 million was used in fiscal 1996 investing activities, which included manufacturing and other equipment purchases of $6.4 million, and net purchases of $3.0 million in short-term investments. Fiscal 1996 financing activities absorbed $2.6 million in cash through repayments on the revolving line of credit.

        The Company presently expects to purchase approximately $9.2 million of capital equipment in fiscal 1998, primarily for (a) manufacturing enhancements and new technology, (b) computer and information systems improvements including Year 2000 upgrades ("see The Year 2000 Issue"), and (c) quality control equipment and general improvements.

        The Company may require additional capital to finance enhancements to, or acquisitions and expansion of, its manufacturing capacity in accordance with its business strategy. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings. Management believes, however, that existing cash balances, funds generated from operations and borrowings under the line of credit will be sufficient to permit the Company to meet its expansion plans and liquidity requirements in fiscal 1998.

The Year 2000 Issue

        The "Year 2000 issue" variously known as "Y2K issue" or the "Millennium Bug" arises out of the fact that many existing computer programs use only two digits to identify a year in the date field, and if uncorrected, would fail or create erroneous results before or at the Year 2000.

        Early in 1997, the Company evaluated the Y2K issue and its impact on the Company's operations. Currently, the Company uses IBM AS400 applications and various desktop applications in its operations, which are commercially available, and are utilized for the most part with little modification or customization. The applications are Y2K compliant with the exception of one, which expects to be Y2K compliant by early 1998.

        A project to implement the latest versions of the above-mentioned applications was approved in 1997 and launched in late 1997. The project team consists of both dedicated resources and key functional participants. Maintenance or modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's useful life. The project is estimated to take between twelve and eighteen months to complete at a cost of approximately $750,000 (also see "Cash Flow").

                      CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

                                                 Years ended December 31
                                            ---------------------------------
                                            1997           1996          1995
                                            ----           ----          ----
Net revenues                              $133,347      $146,100      $125,258
Cost of revenues                           123,963       127,309       108,149
                                       -----------    ----------    ----------
  Gross margin                               9,384        18,791        17,109
Costs and expenses:
  Marketing and sales expense                3,537         2,755         2,594
  General and administrative expense         7,492         5,590         5,720
  Restructuring expense                      5,150             -             -
                                       -----------    ----------    ----------
Operating (loss) income                     (6,795)       10,446         8,795
Interest income                                967         1,015           561
Interest expense                              (486)         (214)         (392)
Other income (expense)                          25            (4)          (56)
                                       -----------    -----------   -----------
(Loss) income before income taxes           (6,289)       11,243         8,908
Income tax (benefit) provision              (2,160)        4,086         3,395
                                       ------------   ----------    ----------
Net (loss) income                      $    (4,129)   $    7,157    $    5,513
                                       ============   ==========    ==========
Net (loss) income per share (basic)    $     (0.65)   $     1.14    $     1.09
                                       ============   ==========    ==========
Net (loss) income per share (diluted)  $     (0.65)   $     1.12    $     1.06
                                       ============   ==========    ==========
Number of shares used in computing
  net (loss) income per share (basic)        6,333         6,271         5,057
                                            ======         =====         =====
Number of shares used in computing
  net (loss) income per share (diluted)      6,333         6,395         5,220
                                            ======         =====         =====

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS


In thousands, except share data

                                                         DECEMBER 31,  DECEMBER 31,
                                                            1997          1996
                                                            ----          ----
ASSETS
Current assets:
  Cash                                                     $ 2,069       $ 1,164
  Short-term investments                                    26,051        24,796
  Accounts receivable, less allowance of $1,384
    in 1997 and $920 in 1996                                19,252        18,837
  Inventories                                               12,100        11,090
  Deferred income taxes                                      3,541         1,634
  Prepaid expenses and other current assets                  1,755         1,944
                                                           -------       -------
        Total current assets                                64,768        59,465
Property and equipment, net                                 16,278        12,667
Deferred income taxes                                          350            --
Other assets                                                   510            --
                                                           -------       -------
                                                           $81,906       $72,132
                                                           =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable to related parties                      $   533       $ 2,041
  Accounts payable                                          18,990        11,457
  Other accrued liabilities                                 10,542         3,667
  Current portion of notes payable                           1,063           587
                                                           -------       -------
        Total current liabilities                           31,128        17,752
Deferred income taxes                                           --           909
Long-term portion of notes payable                           1,689           722
Commitments
Stockholders' equity:
  Preferred stock, $.001 par value:
    Authorized shares--5,000,000
    None issued and outstanding                                 --            --
  Common stock, $.0025 par value:
    Authorized shares--25,000,000
    Issued and outstanding shares--6,362,477 in
      1997 and 6,301,313 in 1996                                16            16
  Additional paid-in capital                                36,118        35,649
  Retained earnings                                         12,955        17,084
                                                           -------       -------
        Total stockholders' equity                          49,089        52,749
                                                           -------       -------
                                                           $81,906       $72,132
                                                           =======       =======

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                            PREFERRED STOCK           COMMON STOCK      ADDITIONAL
                                           -----------------       ------------------     PAID-IN      RETAINED
In thousands                               SHARES     AMOUNT       SHARES      AMOUNT     CAPITAL      EARNINGS       TOTAL
------------                               ------     ------       ------      ------     -------      --------       -----
Balances at December 31, 1994              8,500      $    9           809     $    2     $ 13,439     $  4,414      $ 17,864
  Proceeds from public offering, net          --          --         2,000          5       21,489           --        21,494
  Conversion of preferred stock to
       common stock                       (8,500)         (9)        3,400          9           --           --            --
  Exercise of stock options                   --          --            14         --           15           --            15
  Tax benefit associated with exercise
       of stock options                       --          --            --         --           37           --            37
  Net income                                  --          --            --         --           --        5,513         5,513
                                                      ------      --------     ------     --------     --------      --------
Balances at December 31, 1995                 --          --         6,223         16       34,980        9,927        44,923
  Exercise of stock options                   --          --            21         --           61           --            61
  Employee stock purchase plan                --          --            57         --          570           --           570
  Tax benefit associated with exercise
       of stock options                       --          --            --         --           38           --            38
  Net income                                  --          --            --         --           --        7,157         7,157
                                                      ------      --------     ------     --------     --------      --------
Balances at December 31, 1996                 --          --         6,301         16       35,649       17,084        52,749
  Exercise of stock options                   --          --            22         --           59           --            59
  Employee stock purchase plan                --          --            39         --          343           --           343
  Tax benefit associated with exercise
       of stock options                       --          --            --         --           67           --            67
  Net loss                                    --          --            --         --           --       (4,129)       (4,129)
                                                      ------      --------     ------     --------     --------      --------
Balances at December 31, 1997                 --      $   --         6,362     $   16     $ 36,118     $ 12,955      $ 49,089
                                         =======      ======      ========     ======     ========     ========      ========


See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

                                                            Years ended December 31
                                                        ------------------------------
                                                        1997         1996         1995
                                                        ----         ----         ----
NET CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                     $ (4,129)      $  7,157       $  5,513
Adjustments to reconcile net (loss) income
 to cash provided by (used in) operating
 activities:
  Depreciation and amortization                          5,776          2,905          1,919
  Provision for doubtful accounts                           11             --            721
  Provision for inventory obsolescence                     910           (115)           628
  Deferred income taxes                                 (3,166)           686           (573)
  Tax benefit from exercise of stock options                67             38             37
  Changes in operating assets and liabilities:
    Receivables                                           (426)        (1,441)        (6,019)
    Inventories                                         (1,920)         6,350        (11,413)
    Prepaid expenses and other assets                      218         (1,616)          (198)
    Accounts payable to related parties                 (1,508)        (1,376)         1,750
    Accrued restructuring cost                           6,500              -              -
    Accounts payable and accrued liabilities             7,908           (877)        10,085
                                                      --------       --------       --------
        Net cash provided by
          operating activities                          10,241         11,711          2,450

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                    (9,918)        (6,414)        (5,085)
Proceeds from sales of capital assets                       --             85             --
Purchases of short-term investments                    (20,868)       (19,043)       (67,893)
Proceeds from the sale of short-term investments        19,604         16,056         50,830
                                                      --------       --------       --------
        Net cash used in investing activities          (11,182)        (9,316)       (22,148)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock                     402            631         21,509
Line of credit, net                                         --         (2,505)        (1,615)
Borrowings on term loan                                  2,200             --          1,132
Payments on term loan                                     (756)          (755)          (281)
                                                      --------       --------       --------
        Net cash provided by (used in)
          financing activities                           1,846         (2,629)        20,745
                                                      --------       --------       --------
Net increase (decrease) in cash                            905           (234)         1,047
Cash at beginning of period                              1,164          1,398            351
                                                      --------       --------       --------
Cash at end of period                                 $  2,069       $  1,164       $  1,398
                                                      ========       ========       ========

Supplemental disclosures of cash flow
 information:
    Interest paid                                     $    428       $    190       $    347
    Taxes paid (refunded)                                  (79)         3,530          3,185
Non-cash transactions:
    Conversion of preferred stock to common
     stock                                                  --             --             (9)

See accompanying notes to consolidated financial statements.

PAGES 22 THROUGH 29


             NOTES TO CONSOLIDATED FINANCIAL STATEMENT OF OPERATIONS

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

Description of business

        Smartflex Systems is a technology leader in electronic manufacturing services. The Company specializes in developing and automating the precision assembly of comprehensive interconnect solutions, utilizing precision surface mount and DCA technologies on multiple circuit substrates. DCA solutions include COF, FCOF, and COC assembly technologies. The Company serves customers in the Americas, Europe and Asia.

Basis of Presentation and Fiscal Year

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Smartflex Systems Singapore, Pte. Ltd., Smartflex Systems Philippines, Inc., and Smartflex Systems de Mexico, S.A. de C.V. All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Company operates and reports financial results on a 52- or 53-week year, ending on the Saturday nearest December 31 each year, and follows a four-four-five week quarterly cycle. Fiscal years 1997, 1996 and 1995 each included 52 weeks of operations. For clarity of presentation, all periods are described as if the fiscal year ended December 31.

Short-Term Investments

        The Company's short-term investments are composed primarily of municipal bonds and money market instruments. The Company's short-term investments at December 31, 1997 and 1996, are classified as available-for-sale and are carried at fair value with the net unrealized gains or losses reported as a separate component of stockholders' equity, net of their related tax effects. Fair values are based on quoted market prices where available. Amortization of premiums or discounts, if any, associated with marketable debt securities is included in investment income. Realized gains and losses, and declines in value judged to be other-than-temporary, as well as interest and dividends on available-for-sale securities, are included in investment income.

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

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which is usually three to five years.

Foreign Currency

        The Company uses the United States dollar as the functional currency for its wholly owned subsidiaries in Singapore, the Philippines and Mexico. Remeasurement gains and losses, resulting from the process of remeasuring the financial statements of these foreign subsidiaries into U.S. dollars, are included in operations. To date, the effect on income of remeasurement gains and losses has not been significant.

Income Taxes

        The Company uses the liability method of accounting for income taxes, whereby, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future.

Stock-based Compensation

        The Company accounts for employee stock options under Accounting Principles Board opinion No. 25 and related interpretations (APB 25) and has made certain pro forma disclosures for options granted at fair market value in accordance with Financial Accounting Standards Board No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation".

Earnings Per Share

        Net (loss) income per share for the years ended December 31, 1997, 1996 and 1995 was computed in accordance with Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings Per Share." Earnings per common share ("Basic EPS") was computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Earnings per common share--assuming dilution ("Diluted EPS") was calculated by dividing net income by the weighted-average number of common and common share equivalents (when the effect is dilutive) outstanding during the periods presented. Common share equivalents result from outstanding options to purchase common stock.

The following table sets forth the computation of Basic and Diluted earnings per share (in thousands except per share data):

                                                    Years ended December 31
                                                ------------------------------
                                                1997          1996        1995
                                                ----          ----        ----
Numerator:
  Net (loss) income - numerator for basic
    and diluted earnings per share             $(4,129)      $7,157      $5,513
                                               =======       ======      ======
Denominator:
  Denominator for basic earnings per
    share--weighted-average shares               6,333        6,271       5,057
  Effect of dilutive securities --
    Employee stock options                          --          124         163
                                               -------       ------      ------
  Denominator for diluted earnings per
    share -- adjusted weighted-average
    shares and assumed conversions               6,333        6,395       5,220
                                               =======       ======      ======

Basic earnings per share                       $ (0.65)      $ 1.14      $ 1.09
                                               =======       ======      ======
Diluted earnings per share                     $ (0.65)      $ 1.12      $ 1.06
                                               =======       ======      ======

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

        Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1997 presentation.

New Accounting Pronouncements

        In June 1997, the Financial Accounting standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Segment Information". Both of these standards are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company does not believe that comprehensive income or loss will be materially different than net income or loss. SFAS No. 131 amends the requirements for public enterprises to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating the segment performance. The Company believes it operates in one business and operating segment and does not believe the adoption of this standard will have a material impact on the Company's financial statements.

NOTE 2  SHORT-TERM INVESTMENTS

Short-term investments, for which cost approximated fair value, were as follows:

 (In thousands)                              1997           1996
                                             ----           ----
Municipal bonds                            $13,283       $15,663
Money market preferred stock                 5,000         6,000
Money market funds                           7,740         2,954
Other                                           28           179
                                           -------       -------
                                           $26,051       $24,796
                                           =======       =======

        Certain of the Company's municipal bond investments include instruments that have original maturities at various dates through 2025. As a result of the Company's ability and intent to redeem these investments at their stated principal values at various dates throughout 1998, the Company has classified these investments as maturing within one year. Realized gains and losses from securities transactions are determined on a specific identification basis. Realized or unrealized gains or losses for the years ended December 31, 1997, 1996 and 1995 were not material.

NOTE 3  INVENTORIES

Inventories consisted of the following:

(In thousands)                               1997           1996
                                             ----           ----
Raw materials                              $ 6,943      $  7,722
Work-in-process                              2,725         2,968
Finished goods                               2,432           400
                                      ------------    ----------
                                           $12,100       $11,090
                                      ============    ==========

NOTE 4  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)                              1997          1996
                                            ----          ----
Machinery and equipment                    $20,930     $  13,415
Office furniture and equipment               3,148         2,622
Leasehold improvements                       4,460         2,581
                                         ---------     ---------
                                            28,538        18,618
Less:  Accumulated depreciation            (12,260)       (6,492)
                                         ---------     ---------
                                           $16,278     $  12,126
                                         =========     =========

NOTE 5  OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

(In thousands)                              1997           1996
                                            ----           ----
Accrued compensation and related costs      $1,569        $1,452
Income tax payable                           1,248           310
Restructuring liabilities                    3,923            --
Other accrued liabilities                    3,802         1,905
                                           -------       -------
                                           $10,542        $3,667
                                           =======       =======

        In order to address the imbalance between demand and capacity, the Company restructured its worldwide operations in the third quarter of 1997. Included in the restructuring was the write-down of non-current assets of $3.5 million, severance related expenses of $1.1 million and inventory write-off of $1.4 million which is included in cost of revenues.

        The Company's restructuring plan included a reduction of approximately 195 employees, primarily in manufacturing. Of the approximately 165 employees in the Singapore operation, 140 employees had been terminated at December 31, 1997. Additionally, 30 employees from the Tustin, California facility had also been terminated at December 31, 1997 as part of the restructuring plan.

        During the fourth quarter of 1997, the Company utilized $1.8 million for the write-down of non-current assets and has paid approximately $530,000 in severance and other employee related costs. The Company expects to complete the restructuring in 1998.

NOTE 6  CREDIT FACILITY AND LONG-TERM DEBT
        Long-term debt consisted of the following:

(In thousands)                                              1997          1996
                                                            ----          ----
Revolving line of credit                               $      --    $       --

Unsecured term loan (LIBOR)                                2,108            --

Note payable, secured by equipment, principal
  payments in equal monthly installments through
  December 1999, interest is payable monthly at
  variable interest rates averaging 6.87% in 199 7           416           711

Note payable to bank, secured by equipment,
  principal payments in equal monthly
  installments through June 1998, interest at 9.53%          228           598
                                                        --------       -------
                                                           2,752         1,309
Less:  Current portion                                    (1,063)         (587)
                                                        --------       -------
                                                        $  1,689       $   722
                                                        ========       =======


        On September 26, 1997, the Company amended its bank credit facility ("facility") which provides for aggregate borrowings of $25 million under a revolving line of credit ("credit line"). Borrowings under the credit line, which expires in September 1999 include a sublimit for the issuance of up to $2 million in commercial or standby letters of credit for the purchase of inventory. No such letters of credit were outstanding at December 31, 1997. Outstanding balances on the credit line bear interest at the bank's reference rate or, at the Company's option, LIBOR plus 1.5%, and unused portions of the credit line bear interest at .125% per annum. At December 31, 1997 there were no borrowings outstanding under the credit line. The interest rates on any amounts outstanding at December 31, 1997 and 1996 would have been 7.69% and 8.25%, respectively. Interest is payable monthly and principal is payable at maturity on September 30, 1999.

        The facility additionally provides for an unsecured term loan totaling $2.2 million for the purchase of equipment. The loan bears interest at the bank's reference rate plus .5% or, at the Company's option, LIBOR plus 2%. Principal and interest are payable monthly and the loan matures on March 30, 2001. At December 31, 1997, the outstanding balance of the term loan was $2.1 million.

        The facility requires maintenance of certain financial covenants pertaining to key financial ratios and a minimum level of net worth. In addition, the facility restricts the Company's ability to pay cash dividends and places restrictions on the sale of assets and the incurrence of additional debt. At December 31, 1997, the Company was in compliance with all of the covenants, except those related to annual profitability, for which the Company had obtained a waiver.

        The Company's Singapore subsidiary has a term loan agreement ("loan") bearing interest at a variable rate, based on SIBOR plus 3.93%, and is secured by equipment with a net book value of $297,000 at December 31, 1997. The loan is guaranteed by the company and matures in December 1999.

Long-term debt will mature in fiscal years after December 31, 1997 as follows:

(In thousands)

        Fiscal Year:
             1998                         $  1,063
             1999                              727
             2000                              550
             2001                              412
                                          --------
                                          $  2,752
                                          ========


NOTE 7  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of the Company's cash, cash equivalents, accounts receivable and accounts payable approximated their carrying amounts due to the relatively short maturity of these items. The fair value of the Company's short-term investments approximated cost and was determined based on quoted market prices. The fair value of long-term debt approximated its carrying amount at December 31, 1997 based on rates currently available to the Company for debt with similar terms and remaining maturities.

NOTE 8  COMMITMENTS

        The Company has entered into leases for its Tustin, California headquarters, Monterrey, and Cebu facilities which expire at various dates through March 15, 2004 and provide for renewal options at the then current market rate, thereafter adjusted for changes in the Consumer Price Index. The Company also leases certain equipment under a noncancelable operating lease which expires in 1998. Future minimum lease payments under these noncancelable obligations at December 31, 1997, are as follows:

(In thousands)
        Fiscal Year:
         1998                               $1,084
         1999                                  894
         2000                                  730
         2001                                  602
         2002                                  322
         Thereafter                            389
                                            ------
                                            $4,021
                                            ======

Total rent expense was $792,000, $437,000 and $219,000 in 1997, 1996 and 1995,
respectively.

NOTE 9  STOCKHOLDERS' EQUITY

Sale of Common Stock

        On July 31, 1995, the Company completed an IPO of 3,220,000 shares of common stock, of which 2,000,000 shares were sold by the Company. The selling price for all shares sold was $11.16 per share, net of underwriting discounts.

Series A Preferred Stock

        At December 31, 1994, the Company had authorized 8,500,000 shares of Series A convertible preferred stock (Series A Preferred Stock) with $.001 par value. Shares of Series A Preferred Stock were converted to 3,400,000 shares of common stock, after giving effect to the two-for-five reverse split, upon the closing of the IPO on July 31, 1995.

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

NOTE 10  INCOME TAXES

Income tax expense (benefit) is as follows:

                                          Years Ended December 31
                                    ------------------------------------
 (In thousands)                     1997            1996            1995
                                    ----            ----            ----
Current:
   Federal                         $ 753          $2,688        $  3,257
   State                             131             622             674
   Foreign                            55              52              --
                                 -------          ------          ------
                                     939           3,362           3,931
Deferred:
   Federal                        (2,911)            576            (474)
   State                            (255)            110             (99)
                                 -------          ------          ------
                                  (3,166)            686            (573)
Charge in lieu of income
 taxes attributable to
 benefits of stock option
 exercises                            67              38              37
                                 -------          ------          ------
                                 $(2,160)         $4,086          $3,395
                                 =======          ======          ======


Income tax expense (benefit) differed from the amounts computed by applying the U.S. statutory federal income tax rate to pretax income as a result of the following:

                                               Years Ended December 31
                                          -----------------------------------
(In thousands)                            1997           1996            1995
                                          ----           ----            ----
Tax at U.S. statutory rates             $(2,138)         $3,823          $3,118
State taxes, net of federal benefit         (77)            487             384
Foreign earnings not subject to tax         (45)           (246)           (143)
Singapore losses not benefited              205              --              --
Other                                      (105)             22              36
                                        -------          ------          ------
                                        $(2,160)         $4,086          $3,395
                                        =======          ======          ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)                                      1997        1996
                                                    ----        ----
Deferred tax assets:
  Restructuring reserve                            $1,821      $   --
  Inventory obsolescence reserve                      614         351
  Reserve for returns and allowances                  645         419
  Inventory capitalization                             17          76
  Vacation accrual                                    152         127
  Allowance for doubtful accounts                     353         377
  Other reserves                                      864          79
  State taxes                                          --         205
  AMT credits                                          79          --
                                                   ------      ------
        Total deferred tax assets                   4,545       1,634
Deferred tax liabilities:
  Tax over book depreciation                          570         909
  State taxes                                          84          --
                                                   ------      ------
             Total deferred tax liabilities           654         909
                                                   ------      ------
                      Net deferred tax assets      $3,891      $  725
                                                   ======      ======


        The Company has not recorded a valuation allowance against the deferred tax assets as management believes all of the temporary differences will be realized against taxable income in future fiscal years.

        Effective March 1, 1994, the Company obtained a Pioneer Status tax holiday in Singapore, which expires five years thereafter, assuming the Company continues to maintain certain levels of capital expenditures and employment, and implements certain technology development. Net income tax relief resulting from the tax holiday was $246,000 in 1996 and $143,000 in 1995. There was no income tax relief in 1997.

        Residual income taxes of approximately $337,000 have not been provided on approximately $992,000 of undistributed earnings of certain foreign subsidiaries at December 31, 1997, because the Company intends to keep those earnings reinvested indefinitely.


NOTE 11  EQUITY INCENTIVE PLANS AND STOCK PURCHASE PLAN

1995 Equity Incentive Plan

        The Company's 1995 Equity Incentive Plan ("1995 Plan") provides for the grant of stock options, performance shares, restricted stock, stock units and other stock-based awards of the Company's common stock to employees, executive officers, directors and consultants. Incentive stock options may be granted only to employees and the exercise price per share may not be less than 100% of the fair market value ("FMV") of a share of common stock on the grant date. The exercise price per share of non-qualified stock options shall not be less than 85% of the FMV of a share of common stock on the grant date. The 1995 Plan provides for the automatic grant of a non-qualified option to purchase 10,000 shares of common stock to each non-employee director of the Company upon his or her initial election to the Board of Directors, and an additional automatic grant of a non-qualified option to purchase 3,000 shares of common stock each time such director is reelected. Automatic grants shall be at the fair market price of the common stock on the date that such director is elected or reelected.

        An aggregate of 600,000 shares of common stock was initially reserved for issuance under the 1995 Plan. The number of shares of common stock authorized under the 1995 Plan will increases automatically on January 1 of each year commencing on January 1, 1997, by an amount equal to 1% of the total number of issued and outstanding shares of common stock of the Company as of the immediately preceding December 31; provided, however, that the number of shares of common stock which may be issued pursuant to incentive stock options may not exceed 600,000.

        As of December 31, 1997, incentive stock options and non-qualified stock options to purchase 421,219 shares of common stock have been granted with prices ranging from $9.00 to $18.25 per share. All employee options vest at a rate of 25% on the first anniversary of the grant date and 6.25% per quarter thereafter. At December 31, 1997, stock options to purchase 101,018 shares of common stock under the 1995 Plan were exercisable.

1994 Equity Incentive Plan

        The Company's 1994 Equity Incentive Plan ("1994 Plan") provided for the grant of stock options, and other stock-based awards of the Company's common stock, to officers, key employees, directors and consultants. The 1994 Plan allowed for the issuance of up to 100,000 shares of common stock. Effective with the Company's IPO, the Board of Directors resolved to cease issuance of new awards under the 1994 Plan. As of December 31, 1997, a total of 37,200 restricted shares of common stock at $3.13 per share, and non-qualified stock options to purchase 20,000 shares of common stock ranging in price from $3.13 to $9.25 per share have been granted to non-employee directors of the Company. At December 31, 1997, there were no unexercised shares of restricted common stock, or non-qualified stock options under the 1994 Plan.

1993 Equity Incentive Plan

        The Company's 1993 Equity Incentive Plan (1993 Plan) provided for the grant of stock options and other stock-based awards of the Company's common stock to employees, consultants and affiliates. The 1993 Plan allowed for the issuance of up to 280,000 shares of common stock. Effective with the Company's IPO, the Board of Directors resolved to cease issuance of new awards under the 1993 Plan. As of December 31, 1997, options to purchase 145,425 shares of common stock have been granted with prices ranging from $.96 to $10.40 per share. All options vest at a rate of 25% on the first anniversary of the grant date and 6.25% per quarter thereafter. At December 31, 1997, stock options to purchase 102,150 shares of common stock under the 1993 Plan were exercisable.

The following is a summary of equity incentive plan activity for the periods indicated:

                                     Shares        Exercise Price
                                     ------        --------------
Outstanding, December 31, 1994       197,200       $ 0.96-$10.40
  Granted                            173,950       $ 9.25-$17.00
  Exercised                          (14,485)      $ 0.96-$ 3.13
  Canceled                            (6,150)      $ 0.96-$12.00
                                     -------
Outstanding, December 31, 1995       350,515       $ 0.96-$17.00
  Granted                             42,000       $10.25-$18.25
  Exercised                          (20,540)      $ 0.96-$12.00
  Canceled                           (12,412)      $ 0.96-$14.63
                                     -------
Outstanding, December 31, 1996       359,563       $ 0.96-$18.25
  Granted                            245,750       $ 9.00-$16.75
  Exercised                          (22,432)      $ 0.96-$12.00
  Canceled                           (16,494)      $ 0.96-$16.50
                                     -------
Outstanding, December 31, 1997       566,387       $ 0.96-$18.25

        The weighted average exercise price per share of options granted, exercised and canceled during 1997 and outstanding at December 31, 1997 were $14.01, $2.62, $12.41 and $11.38, respectively. The weighted average exercise price per share of options granted, exercised and canceled during 1996 and outstanding at December 31, 1996 were $15.11, $2.97, $9.30 and $8.23, respectively. The weighted average exercise price per share of options granted, exercised and canceled during 1995 and outstanding at December 31, 1995 were $11.77, $1.00, $2.54 and $7.14, respectively. The weighted average remaining contractual life of stock options outstanding at December 31, 1997, 1996 and 1995 was 7.9 years, 8.1 years and 8.8 years, respectively.

        The range of exercise prices, shares, weighted average remaining contractual life and exercise price for the options outstanding as of December 31, 1997, 1996 and 1995 are:

                                       Weighted Average
    Range of               Number          Remaining        Weighted Average        Number
 Exercise Prices         Outstanding   Contractual Life      Exercise Price      Exercisable
 ---------------         -----------   ----------------      --------------      -----------
1997:
-----
   $0.96--$ 0.96            49,850           5.7                   $0.96            49,850
   $3.13--$ 3.13            40,125           6.2                   $3.13            37,625
   $9.00--$13.25           262,712           8.3                  $11.29            99,330
  $13.75--$18.25           176,500           8.4                  $16.34            16,363

1996:
-----
   $0.96--$0.96             61,125           6.7                   $0.96            46,200
   $3.13--$3.13             50,625           7.2                   $3.13            37,925
   $9.25--$13.25           178,738           8.6                  $11.81            55,372
  $13.75--$18.25            31,875           8.6                  $16.19             1,268

1995:
-----
   $0.96--$0.96             72,265           7.7                   $0.96            35,690
   $3.13--$3.13             58,900           8.1                   $3.13            35,800
   $9.00--$13.25           177,400           9.5                  $11.61             5,400
  $13.75--$18.25             4,750           9.8                  $15.25                --

1995 Employee Stock Purchase Plan

        Under the Company's 1995 Employee Stock Purchase Plan ("ESPP"), eligible employees may elect to contribute from 1% to 15% of their base compensation toward the purchase of the Company's common stock through weekly payroll deductions. The purchase price per share is the lesser of 85% of the fair market value of the stock on the commencement date, or last business day, of each six-month purchase period. The total number of shares of stock that may be issued under the ESPP may not exceed 200,000 shares. As of December 31, 1997, a total of 95,899 shares have been issued under the ESPP.

Common Stock Reserved

        At December 31, 1997, the Company had reserved 1,106,641 shares of common stock for issuance pursuant to the 1995 and 1993 Equity Incentive Plans and the ESPP.

Accounting for Stock-Based Compensation

        The Company applies APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below. The alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rates ranging from 5.3% to 5.4% for 1997, 5.3% to 6.5% for 1996, and 5.6% to 6.4% for 1995; volatility factors of the expected market price of the Company's common stock of .60 for 1997, .65 for both 1996 and 1995; and a weighted-average expected life of the option of 3.9 to 5.2 years for 1997, and 6.0 years for 1996 and 1995.

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

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                           1997           1996          1995
                                           ----           ----          ----
Pro forma net (loss) income               $(4,680)       $6,744         $5,357
Pro forma (loss) earnings per share:
        Basic                             $  (.74)       $ 1.07         $ 1.04
        Diluted                              (.74)         1.06           1.03

        The effects of applying SFAS 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

NOTE 12  EMPLOYEE BENEFIT PLANS

Employee Investment Plan

        The Company sponsors a 401(k) employee salary deferral plan that allows voluntary contributions by substantially all full-time employees. Under the plan, eligible employees may contribute up to 15% of their pre-tax earnings, not to exceed the Internal Revenue Service annual contribution limit. The Company may make discretionary matching contributions, which vest over five years. During 1997, 1996 and 1995, the Company matched 100% of the first 3% of each employee's contribution, which totaled $236,000, $226,000 and $213, 000, respectively.

Profit Sharing Bonus Plan

        The Company also has a profit sharing bonus plan whereby all full-time employees are eligible to participate in a pool of before-tax earnings of the Company. The profit sharing pool is established annually by the Board of Directors based on the operational performance expectations of the Company. In 1997, 1996 and 1995, the Company recognized compensation expense totaling $56,000, $260,000 and $416,000, respectively, pursuant to the employees' profit sharing portion of the plan.

NOTE 13  RELATED PARTY TRANSACTIONS

        The Company has entered into facility and service agreements with Silicon Systems, Inc. ("SSI") and Silicon Systems Singapore Pte. Ltd. (SSS), both wholly owned subsidiaries of Texas Instruments. The agreements state that SSI and SSS will provide certain administrative services and facilities to the Company for agreed-upon fees, which are based upon actual costs. One of the Company's board of directors is a senior executive with SSI.

A summary of such purchases and expenses with related parties is as follows:

(In thousands)                                              1997         1996           1995
                                                            ----         ----           ----
SSI (current board member and former stockholder):
  Purchases of raw materials                             $ 5,528        $9,679       $10,176
  Administrative and facility expenses                       383           499           619
TDK (stockholder):
  Purchases of raw materials                                 193           479            --

NOTE 14 BUSINESS SEGMENT INFORMATION

        Historically, the Company has operated in one business segment, which is the development, production and distribution of flexible interconnect products for use in computers and peripheral equipment. The Company's principal market is the HDD industry. In fiscal 1997, approximately 54.8% of the Company's net revenues were to HDD manufacturers.

        The Company sells its products primarily to U.S.-based companies that are manufacturers or distributors of computer and computer-related products. These products are often shipped directly to the international headstack assemblers of these companies, as well as to the offshore facilities of these U.S.-based companies.

        The Company performs periodic credit evaluations on its customers' financial condition and does not require collateral. Credit losses have traditionally been minimal and such losses have been within management's expectation.

        During fiscal years 1997, 1996 and 1995, net revenues to individual customers, each of which represented over 10% of total net revenues are as follows:

                         1997               1996             1995
                         ----               ----             ----
Customer A                7%                  7%              16%
Customer B               12                  32               30
Customer C               27                  15               15
Customer D               24                  24               19
Customer E               20                  11                6


        Some of the assemblies manufactured by the Company require one or more components that are ordered from, or which may be available from, a limited number of suppliers. A change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

        Total export revenues, primarily to the Far East, were $111.7 million, $104.1 million, and $63.6 million during 1997, 1996 and 1995, respectively. Export revenues by country in excess of 10% of total net revenues were as follows:

                         1997               1996             1995
                         ----               ----             ----
Singapore                24%                 33%               9%
Thailand                 21                  23               26
Hong Kong                29                   7                9
Mexico                   14                   -                -

        The Company maintains manufacturing operations in Mexico, Singapore and the Philippines. Pre-tax (loss) income from the Company's offshore operations totaled $(308,000), $723,000 and $422,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

        The Company's employees at the Mexico facility are represented by a labor union and are covered by a collective bargaining agreement ("agreement") that is subject to revision annually under Mexican law. These employees represent 89% of the Company's Mexican labor force. The current agreement, covering all employees in Mexico, is subject to revision in February 1999. While the Company believes that it has established good relationships with its labor force in Mexico, there can be no assurance that such relationships will continue in the future.

NOTE 15  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized quarterly results:

(In thousands, except per share data)
Quarter                                      1st           2nd            3rd                 4th
                                             ---           ---            ---                 ---
FISCAL 1997
Net revenues                               $ 30,272      $ 37,003      $ 28,010            $ 38,062
Gross margin                                  1,953         3,591           (10)(1)           3,850
Net income (loss)                               234           558        (5,436)(1,2)           515

Net income (loss) per share - basic        $    .04      $    .09      $   (.85)(3)        $    .08
Net income (loss) per share - diluted      $    .04      $    .09      $   (.85)(3)        $    .08

----------
(1) Includes one-time pre-tax inventory write-off of $1.4 million (related to restructuring) included in cost of revenues.

(2)   Includes one-time pre-tax restructuring charge of $5.1 million.

(3)   Includes one-time charges totaling $(.70) per share on an after-tax basis.

FISCAL 1996
Net revenues                            $40,025        $34,290       $35,581    $36,204
Gross margin                              5,012          4,354         4,707      4,718
Net income                                1,912          1,644         1,702      1,899

Net income per share -- basic           $   .31        $   .26       $   .27    $   .30
Net income per share -- diluted         $   .30        $   .26       $   .27    $   .30

The summation of quarterly per share amounts do not equal annual per share amounts due to the effect of stock issuance on the weighted average share calculation.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Smartflex Systems, Inc.

        We have audited the accompanying consolidated balance sheets of Smartflex Systems, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smartflex Systems, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                   ERNST & YOUNG LLP

Orange County, California
January 24, 1998

INSIDE BACK COVER

COMMON STOCK  DATA
Smartflex Systems, Inc. Common Stock has traded on the Nasdaq National Market System (symbol SFLX) since its initial public offering on July 31, 1995. The high and low closing prices, as reported by Nasdaq, were as follows:

                      1997                  High          Low
                      ----                  ----          ---
                      First Quarter         $18.00        $10.25
                      Second Quarter        $15.25        $ 9.25
                      Third Quarter         $12.25        $ 9.50
                      Fourth Quarter        $12.00        $ 8.75

As of January 30, 1998 there were approximately 2,040 holders of the Company's stock, including 81 stockholders of record.

DIVIDENDS
The Company does not currently pay cash dividends on its Common Stock and intends to retain earnings for use in the operation and expansion of its business. In addition, the covenants of certain of the Company's debt agreements limit payment of cash dividends on its Common Stock.


                                       18