Form 10-K405, Exhibit 13
period 1999-01-02
SMARTFLEX SYSTEMS INC
filed 1999-04-02
CIK 946677

                                                                      EXHIBIT 13



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following information includes certain forward-looking statements, the realization of which may be impacted by certain important factors discussed in the Company's Annual Report on Form 10-K under "Risk Factors -- Important Factors Related to Forward-Looking Statements and Associated Risks."

OVERVIEW

        Smartflex Systems Inc. ("Smartflex" or the "Company") is a technology leader in electronics manufacturing services. The Company provides a diverse range of services for customers to achieve their product realization needs. These services include product, Application Specific Integrated Circuit ("ASIC"), software and Radio Frequency ("RF") design; modeling, and package/enclosure management; and the precision assembly of comprehensive advanced interconnect solutions, utilizing precision surface mount and Direct-Chip-Attach ("DCA") technologies. Prototype through high volume manufacturing of electronic circuit board and box build services is provided through nine facilities worldwide for customers in the Americas, Europe and Asia. The Company was founded as a joint venture in 1985 and incorporated in 1993. On July 31, 1995, the Company completed an initial public offering ("IPO") of 3,220,000 shares of common stock, of which the Company sold 2,000,000 shares.

        The Company operates in one business segment with applications for hard disk drive ("HDD") and non-HDD industries. The non-HDD industries include medical electronics, optical and tape storage, removable storage, arrays, communications, computers and peripherals. The HDD, optical and tape storage, removable storage and array products are collectively referred to as data storage. Sales to the HDD and non-HDD industries have generally been concentrated among a few large customers. The Company's predominant market has been the HDD industry, accounting for approximately 43.6%, 54.8%, and 50.0% of net revenues in fiscal 1998, 1997 and 1996, respectively. Customers in the HDD market include International Business Machines Corporation ("IBM") and Samsung Electronics Company Ltd. Customers in the non-HDD market include Iomega Corporation, Quantum Corporation, and Hewlett Packard Company. Sales to both segments of the market are made directly to various divisions of these companies or to intermediary companies that also service these named accounts. Demand swings from any of the aforementioned customers, which might be due to a number of factors, including significant slowdowns or ramp-ups in their respective industries, could have material effects on the Company's operating results.

        By mid-1992 the Company had developed the methodology to begin high-volume production of assemblies using DCA technologies, specifically Chip-On-Flex ("COF"). DCA solutions include COF, Flip-Chip-On-Flex ("FCOF"), Chip On Board ("COB") and Chip-On Ceramic ("COC") assembly technologies. In 1996, the Company developed the technique to produce assemblies utilizing the FCOF process. In early 1997, the Company developed and began shipping volume production of assemblies incorporating the COC process. Even though sales-to-date of assemblies incorporating these process technologies have largely been in data storage applications, these technologies also support an increasing need in non storage applications. In fiscal 1998, 1997 and 1996, these process technologies accounted for approximately 47.9%, 50.0% and 43.5% of net revenues, respectively.

        During 1998 the Company continued to experience softness in demand, competitive pricing and margin declines from its core data storage customers. This softness resulted in relatively depressed business levels.

        However, the Company has begun to diversify its customer base by expanding into additional markets. This expansion was primarily achieved through acquisitions. Late in 1998 and early in 1999, the Company acquired Logical Services Incorporated, a design and engineering services firm; certain assets of the Methuen, Massachusetts division of EA Industries, now owned by Smartflex New England, Inc.; and certain assets of the Tanon subsidiary of EA Industries, now owned by Smartflex Fremont, Inc. or Smartflex New Jersey, Inc. It is believed that these acquisitions will provide a platform for diversification into the automotive, RF communications, and medical product marketplaces.

        The Company currently serves the electronics industry, which is subject to rapid technological change, product obsolescence and price competition. The Company has no firm long-term volume commitments from its customers; customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of delayed, canceled, or reduced orders with new business cannot be assured. Because of these and other factors, there can be no assurance of growth in the Company's revenues. These and other factors affecting the electronics industry, or any of the Company's major customers in particular, could have materially adverse effects on the Company's results of operations.

RESULTS OF OPERATIONS

        The following table sets forth consolidated statements of operations data of the Company expressed as a percentage of net revenues for the periods indicated:

                                                             Years Ended
                                                             December 31
                                                     ---------------------------------
                                                      1998        1997           1996
--------------------------------------------------------------------------------------
Net revenues                                         100.0%      100.0%         100.0%
Cost of revenues                                      88.8        93.0           87.1
--------------------------------------------------------------------------------------
      Gross margin                                    11.2         7.0           12.9
Costs and expenses:
      Marketing and sales expense                      3.4         2.7            1.9
      General and administrative expense               6.9         5.5            3.8
      Restructuring expense                             --         3.9             --
-------------------------------------------------------------------------------------
          Operating income (loss)                      0.9        (5.1)           7.2
Interest income                                        1.0         0.7             .7
Interest expense                                      (0.2)       (0.4)          (0.2)
Other income                                           0.4         0.1             --
--------------------------------------------------------------------------------------
        Income (loss) before income taxes              2.1        (4.7)           7.7
Income tax provision (benefit)                         0.7        (1.6)           2.8
--------------------------------------------------------------------------------------
        Net income (loss)                              1.4%       (3.1)%          4.9%
--------------------------------------------------------------------------------------

Net Revenues

        In 1998, revenues declined due to continuing demand softness in the data storage industry. Unit shipments have increased year to year; however, the impact of the increase in unit shipments on revenues has been partially offset by decreases in aggregate average selling prices ("ASP"). The ASP's have generally declined during this period, as well as in prior periods, primarily due to decreases in component costs (which are generally passed through to customers), competitive pricing pressures, and fluctuations in product mix. The relative impact of any one of these factors varies from period to period. In 1997 revenue declined, when compared to 1996, due to flat demand in the data storage market and reduced demand in the Company's primary other-end market - scanners. In 1996, revenues increased compared to prior periods, due to growth in the overall data storage market as well as expansion of the Company's presence in other markets.

        The data storage market for Smartflex includes HDD products, array products, tape storage products, removable storage products, and optical storage products. Through 1998 Smartflex primarily measures its revenues as "HDD" or as all other revenues, defined as "non-HDD". During 1998 net revenues from non-HDD increased to 56.4% of total revenues, up from 45.2% for fiscal 1997 and 50% for fiscal 1996. This was primarily due to increases in the removable, array, and tape storage products. Net revenues from HDD programs, and therefore total revenues, decreased in 1998, when compared to 1997. Net revenues, in total, for 1998 were $107.6 million, a decline of 19 %, compared with the $133.3 million for 1997.

        Net revenues in fiscal 1997 declined $12.8 million, or 8.7% compared to fiscal 1996, primarily due to reduced demand in the Company's scanner business, which was offset by slight increases in the removable storage business. The HDD business was flat in 1997 as compared to 1996.

         Export sales arise primarily from the shipment of assembled products to international operations of U.S.-based customers, as well as shipments to intermediary companies who also service these accounts. Total export sales were 79.3%, 82.6%, and 70.9% of total revenues in fiscal 1998, 1997, and 1996, respectively. The relatively large amount of export sales was due largely to transferred production to these international operations by the Company's U.S.-based customers. The Company anticipates that export sales will continue to account for a significant portion of net revenues for the foreseeable future.

Restructuring

        In order to address the imbalance between demand and capacity, as well as to position the Company's operations for future cost advantages, the Company accelerated the streamlining of its worldwide operations in the third quarter of 1997. As part of this restructuring, volume manufacturing was moved from Singapore to the Company's lower-cost facility in Cebu, Philippines. The Singapore operations are now the focal point of Smartflex' customer support in Asia, as the Company's Far East Regional Services and Technology Center. The restructuring also included a reduction of manufacturing and other personnel from the Company's Tustin, California operations. As part of this restructuring, the Company provided for the following charges in the third quarter of 1997:
$1.4 million for the write-off of inventories, which is included in cost of revenues, $3.5 million for the write-down of non-current assets and other expenses, $1.1 million for severance and other employee-related costs associated with the reduction in force, and approximately $500,000 toward a potential Singapore tax liability. By the end of 1998, the Company had used all of the restructuring reserve, with the exception of the $500,000 associated with the Singapore tax liability, and a nominal portion associated with inventory. During 1999 the Company received certain new information and now expects to have a favorable ruling regarding the Singapore tax liability, which would result in this part of the restructuring reserve being reversed.

Gross Margin

        Gross margins as a percentage of net revenues were 11.2%, 7.0%, and 12.9% in fiscal 1998, 1997 and 1996, respectively. The increase in gross margin in fiscal 1998 is primarily attributable to a reduced cost structure from the prior year as well as cost control measures put in place in 1998. The decrease in fiscal 1997, from 1996, was primarily due to decreased revenue coupled with increased costs associated with the expansion of the Company's manufacturing operations.

        The Company's gross margins, as a percentage of revenues, historically had not been materially affected by declines in ASP's because price reductions generally had been offset by reductions in component costs and improved operating efficiencies. However, there can be no assurance that future declines in ASP's will not negatively impact the Company's gross margins. The Company's gross margins have been, and will continue to be, affected by a variety of factors, including the costs associated with implementing and ramping new production capacity to full utilization, sales volumes, fluctuations in material costs and the mix of materials for particular products, rate of exchange price competition, the timing of expenditures in anticipation of increased sales, changes in product delivery schedules and the range of services provided. Also the gross margins for new products are typically lower than those of mature products due to the inefficiencies associated with the start-up of manufacturing operations for new products.

Marketing and Sales Expense

        Marketing and sales expenses consist primarily of salaries, facilities and travel costs for marketing, sales, business development and customer service personnel, and sales commissions paid to direct sales personnel and sales representative organizations. As a percentage of net revenues, these expenses were 3.4%, 2.7% and 1.9% in fiscal 1998, 1997 and 1996, respectively. The increase in marketing and sales expense in 1998 is attributable to head count increases for new business development as well as the fourth quarter expenses related to the Company's acquisitions, partially offset by decreases in commissions paid to outside sales firms. In fiscal 1997 increases in marketing and sales expense were attributed to a general increase in commissions, staffing, advertising and other administrative costs.

General and Administrative Expense

        General and administrative ("G & A") expenses decreased to $7.4 million, or 6.9% of net revenues, in fiscal 1998 as compared to $7.5 million,or 5.6% of net revenues, in fiscal 1997. The G & A expenses in 1996 were $5.6 million, or 3.8% of net revenues. The slight decrease in G & A spending in 1998 from 1997 was due primarily to decreased spending in Singapore in 1998, as a result of the Company's restructuring in 1997. These reductions were offset by expenses in 1998 associated with the hiring of the Company's Chief Operating Officer as well as expenses related to the Company's recent acquisitions. The increase in 1997 from 1996 levels was largely due to increases in administrative personnel in the Monterrey and Cebu locations, and due to increases in program management.

        The Company expects that future G & A expenses will increase in absolute amounts in the future due, in part, to its recent acquisitions and the related support structure needed to run those acquired operations.

Interest Income/Expense

        In fiscal 1998 interest income increased by $139,000 from fiscal 1997 largely due to additional short-term investments of cash generated from operations. The fiscal 1997 interest income decreased by $48,000 from 1996 primarily due to a decrease in investments held during the year. Interest expense is incurred through the use of the Company's line of credit facilities, the balances of which vary daily depending upon operating cash flows.

Income Taxes

        Income tax expense increased $2.9 million in fiscal 1998 compared to fiscal 1997 as the Company was profitable in 1998 but was not profitable in 1997. Income tax expense decreased $6.2 million in fiscal 1997 compared to 1996. The Company's effective tax rate was 34.0% in fiscal 1998 compared to 34.4% in fiscal 1997, and 36.3% in fiscal 1996. Changes in the effective tax rate reflect changes in incremental volume contributions from the Company's offshore manufacturing facilities, which have foreign income tax obligations, if any, that are generally less than U.S. income tax obligations.

FINANCIAL CONDITION

Summary

        The Company has financed its growth and operations through proceeds from the sale of its common stock, bank financing and funds generated from operations. At December 31, 1998, cash and short-term investments totaled $27.4 million, a decrease of $700,000 from fiscal 1997 year-end balances. This decrease was primarily due to utilizing cash to cause a reduction in the amounts of trade accounts payable, and accrued expenses, partially offset by cash inflows resulting from a reduction of accounts receivable and inventory.

Sale of Common Stock

        On July 31, 1995, the Company completed an IPO of 3,220,000 shares of common stock, of which 2,000,000 shares were sold by the Company. Net proceeds to the Company from the offering, after underwriting discounts and offering costs, totaled $21.5 million.

Bank Financing

        The Company amended its bank credit facility (the "facility") on October 1, 1998 to provide for aggregate unsecured borrowings of $25 million under a revolving line of credit (the "credit line"). Borrowings under the credit line, which expires in September 2000, include a sub-limit for the issuance of up to $2 million in commercial or standby letters of credit for the importation or purchase of inventory. No such letters of credit were outstanding at December 31, 1998. Outstanding balances on the credit line bear interest at the bank's prime rate or, at the Company's option, LIBOR plus 1.5%, and unused portions of the credit line bear interest at .125% per annum. At December 31, 1998 there was $1.1 million outstanding under the credit line. The facility additionally provides for an unsecured term loan totaling $2.2 million for the purchase of equipment. This unsecured term loan will bear interest at the bank's reference rate plus .5% or, at the Company's option, LIBOR plus 2%. Principal and interest are payable monthly, and this term loan matures on March 30, 2001. At December 31, 1998, the outstanding balance on this term loan was $1.5 million. The facility additionally provides for a second unsecured term loan (the "second term loan") totaling $3.0 million to be used for general corporate purposes. The second term loan bears interest at the bank's reference rate, or at the Company's option, LIBOR plus 1.75%. At December 31, 1998, the outstanding balance on the second term loan was $3.0 million. The facility contains certain financing and operating covenants relating to net worth, liquidity, leverage, profitability, debt coverage and a prohibition on payment of cash dividends. At December 31, 1998, the Company was in compliance with all of the covenants, except those related to net worth, for which the Company has obtained a waiver.

Cash Flow

        At December 31, 1998, the Company's principal sources of liquidity included $27.4 million in cash and short-term investments and $23.9 million in available borrowings under its bank credit facility. Short-term investments at December 31, 1998 totaled $24.7 million, and consisted primarily of holdings in municipal bonds and money market instruments in accordance with the Company's investment policy, which is designed to maintain a highly liquid portfolio with minimal interest-rate risk.

        Total cash provided by operations decreased $3.4 million in fiscal 1998, compared to fiscal 1997, due largely to cash utilized to reduce levels of trade accounts payable and accrued expenses, although offset to some degree by cash inflows resulting from the reduction of accounts receivable and inventory. In fiscal 1998 approximately $9.6 million was used in investing activities, which included manufacturing and other equipment purchases of $6.9 million partially offset by a net decrease in short-term investments. Fiscal 1998 financing activities provided $3.3 million through borrowing on the Company's credit line and net borrowings involving the two term loans of the Company.

        Total cash provided by operations decreased $1.5 million in fiscal 1997, compared to fiscal 1996, due largely to the effects of the Company's restructuring and an increase in inventories. In fiscal 1997, approximately $11.2 million was used in investing activities, which included manufacturing and other equipment purchases of $9.9 million and net short-term investments of $1.3 million. Fiscal 1997 financing activities provided $1.8 million in cash primarily through borrowing on the term loan feature of the facility.

        The Company presently expects to purchase approximately $10 million of capital equipment in fiscal 1999, primarily for manufacturing equipment and facility improvements associated with the Company's ongoing businesses, primarily in the Cebu location, as well as equipment and facility improvements to support the Company's recent acquisitions. In addition, the Company will continue to finance information system improvements including year 2000 upgrades (see "The Year 2000 Issue").

        The Company may require additional capital to finance enhancements to, purchase, and/or expand its manufacturing capacity in accordance with its business strategy. The Company may also utilize capital for the purpose of acquiring other businesses in accordance with its business strategy. Although no assurance can be given that future financing will be available on terms acceptable to the Company, the Company may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings. Management believes, however, that existing cash balances, funds generated from operations and borrowings under the credit line will be sufficient to permit the Company to meet its expansion plans and liquidity requirements in fiscal 1999, with the exception of external acquisitions, where size would determine if additional capital is needed over the Company's then current availability.

Quantitative And Qualitative Disclosures About Market Risk

        The Company is exposed to market risk from changes in foreign exchange and interest rates. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's earnings are affected by fluctuations in the value of the U. S. dollar against foreign currencies, in Singapore, the Philippines and Mexico.

        The Company's earnings are affected by changes in short-term interest rates as a result of its borrowings under the credit line, and the unsecured term loans, all of which are based on variable interest rates. If market interest rates for such borrowings average 1% higher during the fiscal year ending January 1, 2000 then they did during the fiscal year ended January 2, 1999 the Company's interest expense would increase, and income before income taxes would decrease by approximately $19,000. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

The Year 2000 Issue

        The "Year 2000 issue," also known as "Y2K issue" or the "Millennium Bug," arises out of the fact that many existing computer programs and other devices use only two digits to identify a year in the date field and, if uncorrected, would fail or create erroneous results as a result of the Year 2000.

        Early in 1997, the Company evaluated the Y2K issue and its impact on the Company's operations. Currently, the Company uses certain IBM AS400 applications, which are not Y2K compliant, and various desktop applications, which are Y2K compliant. So-called "embedded systems," that control certain manufacturing equipment and other fixtures and equipment, have been identified and have been determined to be Y2K compliant.

        A project to implement the latest versions of the IBM AS400 applications was launched in late 1997. This project also addresses the Y2K issue. The project team consists of both dedicated resources and key functional participants. The project consists of five main steps or phases: the first phase consisting of an assessment of viable alternatives from commercially available applications; the second phase being the decision process as for which applications to obtain; the third phase consisting of configuring the system to run the Company's business; phase four being training, testing and piloting of all applications; and the final phase consisting of Company-wide implementation. The team has identified, and the Company has committed to implement, an enterprise application that is Y2K compliant. Maintenance or modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's useful life. The Company has completed phases one, two and three and is currently in the training process. All user functions have or will be going through training, and all requirements are being developed for immediate use upon implementation. The total project is estimated to be completed by the middle of fiscal 1999 at a cost of approximately $1 million, which has been or will be spent throughout the duration of the project implementation. Costs to December 31, 1998 have been approximately $700,000. Failure to execute successfully and complete this project and each step thereof as scheduled could cause material disruption of the Company's operations and have material adverse impacts on its competitive posture, financial position and results of operations. Many of the Company's customers, suppliers and lenders have required the Company to provide assurances concerning the Company's Y2K issue, and any failure by or affecting the Company in regard to those assurances could result in material demands or assertions of liability by such third parties or others.

        The Company is in the process of contacting its major external suppliers, customers and other business partners to estimate their compliance with the Y2K issue and is presently evaluating inputs received from these external relationships. Failure of any of the Company's major external suppliers and customers to appropriately and timely address the Y2K issue could cause material disruption of the Company's business and have material adverse impacts on the Company's results of operations.

        The Company feels that it will successfully implement the Y2K compliant applications, described above. However, a contingency plan has been developed for the possibility that timely and successful implementation is not achieved. The contingency plan is primarily to continue the implementation of the new application and continue to use the Company's existing applications and manually manipulate due dates until the implementation has been completed.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

                                                 Years ended December 31
                                          ------------------------------------
                                            1998           1997          1996
                                            ----           ----          ----
Net revenues                              $107,601      $133,347      $146,100
Cost of revenues                            95,543       123,963       127,309
                                          --------      --------      --------
  Gross margin                              12,058         9,384        18,791
Costs and expenses:
  Marketing and sales expense                3,689         3,537         2,755
  General and administrative expense         7,402         7,492         5,590
  Restructuring expense                         --         5,150            --
                                          --------      --------      --------
Operating income (loss)                        967        (6,795)       10,446
Interest income                              1,106           967         1,015
Interest expense                              (178)         (486)         (214)
Other income (expense)                         402            25            (4)
                                          --------      --------      --------
Income (loss) before income taxes            2,297        (6,289)       11,243
Income tax  provision (benefit)                781        (2,160)        4,086
                                          --------      --------      --------
Net income (loss)                         $  1,516      $ (4,129)     $  7,157
                                          ========      ========      ========

Net income (loss)  per share (basic)      $   0.24      $  (0.65)     $   1.14
                                          ========      ========      ========
Net  income (loss) per share (diluted)    $   0.24      $  (0.65)     $   1.12
                                          ========      ========      ========

Number of shares used in computing
  net income (loss) per share (basic)        6,418         6,333         6,271
                                          ========      ========      ========

Number of shares used in computing
  net  income (loss) per share (diluted)     6,463         6,333         6,395
                                          ========      ========      ========

See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS


In thousands, except share data

                                                           DECEMBER 31,   December 31,
                                                                   1998           1997
                                                                   ----           ----
ASSETS
Current assets:
  Cash                                                          $ 2,613        $ 2,069
  Short-term investments                                         24,743         26,051
  Accounts receivable, less allowance of
    $957 in 1998 and $1,384 in 1997                              11,209         19,252
  Inventories                                                     3,927         12,100
  Deferred income taxes                                           3,613          3,541
  Prepaid expenses and other current assets                       2,360          1,755
                                                                -------        -------
        Total current assets                                     48,465         64,768
Property and equipment, net                                      18,475         16,278
Deferred income taxes                                                --            350
Goodwill, net of accumulated amortization of $49                  4,089             --
Other assets                                                      1,262            510
                                                                -------        -------

                                                                $72,291        $81,906
                                                                =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable to related parties                           $     1        $   533
  Accounts payable                                                7,049         18,990
  Other accrued liabilities                                       7,546         10,542
  Current portion of notes payable                                1,150          1,063
                                                                -------        -------
        Total current liabilities                                15,746         31,128
Deferred income taxes                                               323             --
Long-term portion of notes payable and other liabilities          5,203          1,689
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.001 par value:
    Authorized shares--5,000,000
    None issued and outstanding                                      --             --
  Common stock, $.0025 par value:
    Authorized shares--25,000,000
    Issued and outstanding shares--6,452,841 in 1998
      and 6,362,477 in 1997                                          16             16
  Additional paid-in capital                                     36,532         36,118
  Retained earnings                                              14,471         12,955
                                                                -------        -------
        Total stockholders' equity                               51,019         49,089
                                                                -------        -------
                                                                $72,291        $81,906
                                                                =======        =======

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                              COMMON STOCK      ADDITIONAL
                                              ------------       PAID-IN       RETAINED
In thousands                                SHARES    AMOUNT     CAPITAL       EARNINGS        TOTAL
                                            ------    ------    ----------     --------        -----
Balances at December 31, 1995               6,223      $16        $34,980      $  9,927       $ 44,923
  Exercise of stock options                    21       --             61            --             61
  Employee stock purchase plan                 57       --            570            --            570
  Tax benefit associated with exercise
    of stock options                           --       --             38            --             38
  Net income                                   --       --             --         7,157          7,157
                                            -----      ---        -------      --------       --------
Balances at December 31, 1996               6,301       16         35,649        17,084         52,749
  Exercise of stock options                    22       --             59            --             59
  Employee stock purchase plan                 39       --            343            --            343
  Tax benefit associated with exercise
    of stock options                           --       --             67            --             67
  Net loss                                     --       --             --        (4,129)        (4,129)
                                            -----      ---        -------      --------       --------
Balances at December 31, 1997               6,362       16         36,118        12,955         49,089
  Exercise of stock options                    52       --            137            --            137
  Employee stock purchase plan                 39       --            277            --            277
  Net Income                                   --       --             --         1,516          1,516
------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 1998               6,453      $16        $36,532      $ 14,471       $ 51,019
                                            =====      ===        =======      ========       ========

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

                                                             Years ended December 31
                                                             -----------------------
                                                         1998          1997          1996
                                                         ----          ----          ----
NET CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                      $  1,516      $ (4,129)     $  7,157
Adjustments to reconcile net income to cash (loss)
  provided by (used in) operating activities,
  net of effects of acquisitions in 1998:
  Depreciation                                            4,699         5,776         2,905
  Amortization of goodwill                                   49            --            --
  Provision for doubtful accounts                           162            11            --
  Provision for inventory obsolescence                    2,252           910          (115)
  Deferred income taxes                                     601        (3,166)          686
  Tax benefit from exercise of stock options                 --            67            38
  Changes in operating assets and liabilities:
    Receivables                                           8,271          (426)       (1,441)
    Inventories                                           6,517        (1,920)        6,350
    Prepaid expenses and other assets                    (1,339)          218        (1,616)
    Accounts payable to related parties                    (532)       (1,508)       (1,376)
    Accrued restructuring cost                           (3,273)        6,500            --
    Accounts payable and accrued liabilities            (12,057)        7,908          (877)
                                                       --------      --------      --------
        Net cash provided by
          operating activities                            6,866        10,241        11,711

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                     (6,845)       (9,918)       (6,414)
Proceeds from sales of capital assets                        --            --            85
Acquisition of LSI and EA\Methuen                        (4,060)           --            --
Purchases of short-term investments                     (94,260)      (20,868)      (19,043)
Proceeds from the sale of short-term investments         95,568        19,604        16,056
                                                       --------      --------      --------
        Net cash used in investing activities            (9,597)      (11,182)       (9,316)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock                      414           402           631
Line of credit, net                                       1,146            --        (2,505)
Borrowings on term loan                                   3,000         2,200            --
Payments on term loan                                    (1,285)         (756)         (755)
                                                       --------      --------      --------
        Net cash provided by (used in)
          financing activities                            3,275         1,846        (2,629)
                                                       --------      --------      --------

Net increase (decrease) in cash                             544           905          (234)
Cash at beginning of period                               2,069         1,164         1,398
                                                       --------      --------      --------
Cash at end of period                                  $  2,613      $  2,069      $  1,164
                                                       ========      ========      ========

Supplemental disclosures of cash flow information:
  Interest paid                                        $    211      $    428      $    190
  Taxes paid (refunded)                                   1,655           (79)        3,530
Supplemental disclosure of non-cash activities:
  Seller note payable for acquisition of LSI and
  EA\Methuen                                           $    740            --            --

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        Smartflex Systems, Inc. is a technology leader in electronic manufacturing services. The Company provides a diverse range of services for customers to achieve their product realization needs. These services include product Application Specific Integrated Circuits ("ASIC"), software and Radio Frequency ("RF") design; modeling, and package/enclosure management; and the precision assembly of comprehensive advanced interconnect solutions utilizing precision surface mount and Direct Chip Attach technologies. Prototype through high volume manufacturing of electronic circuit board and box build services are provided through nine facilities worldwide for customers in the Americas, Europe and Asia.

Basis of Presentation and Fiscal Year

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Smartflex Systems Singapore, Pte. Ltd., Smartflex Systems Philippines, Inc., Smartflex Systems de Mexico, S.A. de C.V., Smartflex Systems de Guadalajara S. A. de C.V., Logical Services, Incorporated. and Smartflex New England, Inc. Results of operations for the fourth quarter and 1998 fiscal year include a full three months of operations from the Company's Guadalajara and Logical Services subsidiaries. The Company's New England subsidiary is consolidated in the results of operations for the month of December 1998 only. All significant inter-company accounts and transactions have been eliminated in consolidation.

        The Company operates and reports financial results on a 52- or 53-week year, ending on the Saturday nearest December 31 each year, and follows a four-four-five week quarterly cycle. Fiscal year 1998 had 53 weeks and fiscal years 1997 and 1996 each included 52 weeks of operations. For clarity of presentation, all periods are described as if the fiscal year ended December 31.

Short-Term Investments

        The Company's short-term investments are composed primarily of municipal bonds and money market instruments. The Company's short-term investments at December 31, 1998 and 1997 are classified as available-for-sale and are carried at fair value with the net unrealized gains or losses reported as a separate component of stockholders' equity, net of their related tax effects. Fair values are based on quoted market prices where available. Amortization of premiums or discounts, if any, associated with marketable debt securities is included in investment income. Realized gains and losses, and declines in value judged to be other-than-temporary, as well as interest and dividends on available-for-sale securities, are included in investment income.

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

Goodwill

        Goodwill is recorded as the net of purchase price less amounts allocated to tangible assets. Goodwill is amortized over various lives, usually ten to twenty years.

Research and Development

        Research and Development ("R&D") is reported as part of General and Administration expense. R & D expenses were approximately $851,000, $864,000 and $720,000 for 1998, 1997 and 1996, respectively.

Foreign Currency

        The Company uses the United States dollar as the functional currency for its wholly-owned subsidiaries in Singapore, the Philippines and Mexico. Re-measurement gains and losses, resulting from the process of re-measuring the financial statements of these foreign subsidiaries into U.S. dollars, are included in operations. In 1998, the effect on income of re-measurement gains was $255,000. In prior years the effect on net income of re-measurement gains and losses had not been significant.

Income Taxes

        The Company uses the liability method of accounting for income taxes, whereby deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefits in the future.

Stock-based Compensation

        The Company accounts for employee stock options under Accounting Principles Board opinion No. 25 and related interpretations ("APB 25") and has made certain pro forma disclosures for options granted at fair market value in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation".

Earnings Per Share

        Net income (loss) per share has been computed in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." Earnings (loss) per common share ("Basic EPS") was computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the periods. Earnings (loss) per common share--assuming dilution ("Diluted EPS") was calculated by dividing net income (loss) by the weighted-average number of common and common share equivalents (when the effect is dilutive) outstanding during the periods presented. Common share equivalents result from outstanding options to purchase common stock using the treasury stock method.

        The following table sets forth the computation of Basic and Diluted earnings per share.

(In thousands, except per share data)

                                                        Years ended December 31
                                                        -----------------------
                                                     1998       1997         1996
                                                    ------     -------      ------
Numerator:
  Net income (loss) - numerator for basic
    and diluted earnings per share                  $1,516     $(4,129)     $7,157
                                                    ======     =======      ======

Denominator:
  Denominator for basic earnings per share --
    weighted-average shares                          6,418       6,333       6,271
  Effect of dilutive securities:
    Employee stock options                              45          --         124
                                                    ------     -------      ------
  Denominator for diluted earnings per share --
      adjusted weighted-average shares and
      assumed conversions                            6,463       6,333       6,395
                                                    ======     =======      ======

Basic earnings (loss) per share                     $ 0.24     $ (0.65)     $ 1.14
                                                    ======     =======      ======
Diluted earnings (loss) per share                   $ 0.24     $ (0.65)     $ 1.12
                                                    ======     =======      ======

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates are made relative to valuation of accounts receivable, inventories, deferred income taxes and certain accrued liabilities, including among others, those for warranties and restructuring obligations. Actual results could differ from those estimates.

Reclassifications

        Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1998 presentation.

New Accounting Pronouncements

        In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Segment Information". Both of these standards are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. Comprehensive income was not materially different from net income. SFAS No. 131 amends the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating the segment performance. The Company believes that through 1998 it operated in one business and operating segment and believes the adoption of this standard did not have a material impact on the Company's financial statements.

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. This statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting for several types of hedges, resulting in the recognition of offsetting changes in value or cash flows of the hedge and hedged items in earnings in the same period. The provisions of this statement are effective for years beginning after June 15, 1999. The Company will adopt this statement for fiscal year 2000. The Company does not expect SFAS No. 133 to materially impact the Company's results of operations or financial position.

NOTE 2 ACQUISITIONS

        On October 7, 1998 the Company acquired Logical Services Incorporated, a California corporation ("LSI"), pursuant to the terms of a Stock Purchase Agreement whereby the Company purchased all of the issued and outstanding shares of stock of LSI for an aggregate purchase price of $2.3 million. LSI is an electronics, engineering, design and development company with annual revenues of $3 million. Upon the closing of the acquisition, LSI became a wholly-owned subsidiary of the Company. The acquisition has been accounted for as a purchase and the purchase price, including direct costs of the acquisition of $2.3 million, has been allocated to the fair value of the net assets acquired with the excess approximating $2.1 million allocated to goodwill.

        On December 2, 1998 the Company, through its wholly-owned subsidiary Methuen Acquisition Corp., a Delaware corporation, acquired certain assets of the Methuen, Massachusetts division of EA Industries, Inc., a New Jersey corporation ("EA/Methuen"), pursuant to the terms of an Agreement of Purchase and Sale for an aggregate purchase price of $2.5 million. EA/Methuen is a provider of high-mix electronic contract manufacturing assembly and test services with annual revenues of approximately $7 million. The acquisition has been accounted for as a purchase and the purchase price, including direct costs of the acquisition of $2.5 million, has been allocated to the fair value of the net assets acquired with the excess approximating $2 million allocated to goodwill.

NOTE 3 SHORT-TERM INVESTMENTS

Short-term investments, for which cost approximated fair value, were as follows:

(In thousands)                             1998          1997
                                            ----          ----
Municipal bonds                            $20,592       $13,283
Money market preferred stock                 1,000         5,000
Money market funds                           1,003         7,740
Commercial paper                             2,000            --
Other                                          148            28
                                           -------       -------
                                           $24,743       $26,051
                                           =======       =======


        Certain of the Company's municipal bond investments include instruments that have original maturities at various dates through 2021. As a result of the Company's ability and intent to redeem these investments at their stated principal values at various dates throughout 1999, the Company has classified these investments as maturing within one year. Realized gains and losses from securities transactions are determined on a specific identification basis. Realized or unrealized gains or losses for the years ended December 31, 1998, 1997 and 1996 were not material.

NOTE 4 INVENTORIES
Inventories consisted of the following:

(In thousands)                               1998         1997
                                             ----         ----
Raw materials                               $1,329       $ 6,943
Work-in-process                              1,352         2,725
Finished goods                               1,246         2,432
                                            ------       -------
                                            $3,927       $12,100
                                            ======       =======

NOTE 5  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)                              1998          1997
                                            ----          ----
Machinery and equipment                    $25,718      $ 20,930
Office furniture and equipment               4,242         3,148
Leasehold improvements                       5,474         4,460
                                           -------      --------
                                            35,434        28,538
Less:  Accumulated depreciation            (16,959)      (12,260)
                                           -------      --------
                                           $18,475      $ 16,278
                                           =======      ========

NOTE 6  OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

(In thousands)                               1998          1997
                                             ----          ----
Accrued compensation and related costs      $1,627        $1,569
Income tax payable                              --         1,248
Restructuring liabilities                      650         3,923
Other accrued expenses                       5,269         3,802
                                            ------       -------
                                            $7,546       $10,542
                                            ======       =======

        In order to address the imbalance between demand and capacity, as well as to position the Company's operations for future cost advantages, the Company accelerated the streamlining of its worldwide operations in the third quarter of 1997. As part of this restructuring, volume manufacturing was moved from Singapore to the Company's lower-cost facility in Cebu, Philippines. The Singapore operations are now the focal point of Smartflex' customer support in Asia, as the Company's Far East Regional Services and Technology Center. The restructuring also included a reduction of manufacturing and other personnel from the Company's Tustin, California operations. As part of this restructuring, the Company provided for the following charges in the third quarter of 1997:
$1.4 million for the write-off of inventories, which is included in cost of revenues, $3.5 million for the write-down of non-current assets and other expenses, $1.1 million for severance and other employee-related costs associated with the reduction in force, and approximately $500,000 toward a potential Singapore tax liability. By the end of 1998, the Company had used all of the restructuring reserve, with the exception of the $500,000 associated with the Singapore tax liability, and a nominal portion associated with inventory. During 1999 the Company received certain new information and now expects to have a favorable ruling regarding the Singapore tax liability, which would result in this part of the restructuring reserve being reversed.

        The increase in other accrued expenses was primarily due to billings to customers in which revenue had not yet been recognized.

NOTE 7 CREDIT FACILITY AND LONG-TERM DEBT

Long-term debt consisted of the following:

(In thousands)                                               1998         1997
                                                             ----         ----
Revolving line of credit                                    $ 1,146      $   --

Unsecured term loan (LIBOR 7.37%)                             1,467       2,108
Unsecured term loan (Interest rate 7.75%)                     3,000          --
Note payable, secured by equipment, principal payments
  in equal monthly installments through December 1998,
  interest is payable monthly at variable
  interest rates averaging 7.5% in 1997                          --         416

Note payable to bank, secured by equipment,
  principal payments in equal monthly installments
  through June 1998, interest at 9.53%                           --         228

Note payable to seller's of LSI, due April 2000,
   non-interest bearing                                         230          --

Note payable to seller's of EA/Methuen, due April 2000,
  non-interest bearing                                          510          --
                                                            -------      ------
                                                              6,353       2,752
Less:  Current portion                                       (1,150)     (1,063)
                                                            -------      ------
                                                            $ 5,203      $1,689
                                                            =======      ======

        The Company amended its bank credit facility (the "facility") on October 1, 1998 to provide for aggregate unsecured borrowings of $25 million under a revolving line of credit (the "credit line"). Borrowings under the credit line, which expires in September 2000, include a sub-limit for the issuance of up to $2 million in commercial or standby letters of credit for the importation or purchase of inventory. No such letters of credit were outstanding at December 31, 1998. Outstanding balances on the credit line bear interest at the bank's reference rate (7.75% at December 31, 1998) or, at the Company's option, LIBOR plus 1.5%, and unused portions of the credit line bear interest at .125% per annum. At December 31, 1998 there was $1.1 million outstanding under the credit line. The facility additionally provides for an unsecured term loan totaling $2.2 million for the purchase of equipment. This unsecured term loan bears interest at the bank's reference rate plus .5% or, at the Company's option, LIBOR plus 2%. Principal and interest are payable monthly, and this term loan matures on March 30, 2001. At December 31, 1998, the outstanding balance on this term loan was $1.5 million. The facility additionally provides for a second unsecured term loan (the "second term loan") totaling $3.0 million to be used for general corporate purposes. The second term loan bears interest at the bank's reference rate, or at the Company's option, LIBOR plus 1.75%. At December 31, 1998, the outstanding balance on the second term loan was $3.0 million. The facility contains certain financing and operating covenants relating to net worth, liquidity, leverage, profitability, debt coverage and a prohibition on payment of cash dividends. At December 31, 1998, the Company was in compliance with all of the covenants, except those related to net worth, for which the Company has obtained a waiver. Debt of the Company will mature in fiscal years after December 31, 1998 as follows:

 (In thousands)

          Fiscal Year:
              1999                          $1,150
              2000                           3,036
              2001                             967
              2002                             600
              2003                             600
                                            ------
                                            $6,353
                                            ======


NOTE 8 FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of the Company's cash, accounts receivable and accounts payable approximated their carrying amounts due to the relatively short maturity of these items. The fair value of the Company's short-term investments approximates cost and was determined based on quoted market prices. The fair value of long-term debt approximates its carrying amount at December 31, 1998 and 1997 based on rates currently available to the Company for debt with similar terms and remaining maturities.

NOTE 9 COMMITMENTS AND CONTINGENCIES

        The Company has entered into leases for its Tustin, California headquarters, Monterrey, Singapore, Cebu and Logical Services facilities, that expire at various dates through March 15, 2004 and provide for renewal options at the then current market rate, thereafter adjusted for changes in the Consumer Price Index. Future minimum lease payments under these non-cancelable obligations at December 31, 1998 are as follows:

(In thousands)

          Fiscal Year:
              1999                             $1,143
              2000                                979
              2001                                851
              2002                                338
              2003                                322
              Thereafter                           67
                                               ------
                                               $3,700
                                               ======

        Total rent expense was $1,043,000, $792,000 and $437,000 in 1998, 1997 and 1996, respectively.

        In the normal course of business, the Company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the company.

NOTE 10  INCOME TAXES

Income tax provision (benefit) is as follows:

                                      Years Ended December 31
                                  ---------------------------------
 (In thousands)                   1998         1997           1996
                                  ----        -------        ------
Current:
  Federal                         $106        $   753        $2,688
  State                             74            131           622
  Foreign                           --             55            52
                                  ----        -------        ------
                                   180            939         3,362
Deferred:
  Federal                          530         (2,911)          576
  State                             71           (255)          110
                                  ----        -------        ------
                                   601         (3,166)          686

Charge in lieu of income taxes
  attributable to benefits of
  stock option exercises            --             67             38
                                  ----        -------        ------
                                  $781        $(2,160)       $4,086
                                  ====        =======        ======


Income tax provision (benefit) differed from the amounts computed by applying the U.S. statutory federal income tax rate to pretax income (loss) as a result of the following:

                                                  Years Ended December 31
                                                  -----------------------
(In thousands)                                1998         1997           1996
                                              ----        -------        ------
Tax at U.S. statutory rates                   $781        $(2,138)       $3,823
Permanent differences                          157             --            --
State taxes, net of federal benefit             96            (77)          487
Foreign earnings not subject to tax           (322)           (45)         (246)
Foreign losses not benefited                    54            205            --
Other                                           15           (105)           22
                                              ----        -------        ------
                                              $781        $(2,160)       $4,086
                                              ====        =======        ======

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

(In thousands)                                1998           1997
                                              ----           ----
Deferred tax assets:
  Restructuring reserve                      $  132         $1,821
  Inventory obsolescence reserve              1,313            614
  Reserve for returns and allowances            660            645
  Inventory capitalization                       15             17
  Vacation accrual                              149            152
  Allowance for doubtful accounts               363            353
  Other reserves                              1,117            864
  AMT credits (no expiration)                   116             79
  Other                                          30             --
                                             ------         ------
      Total deferred tax assets               3,895          4,545
Deferred tax liabilities:
  Tax over book depreciation                    502            570
  State taxes                                   103             84
                                             ------         ------
      Total deferred tax liabilities            605            654
                                             ------         ------
          Net deferred tax assets            $3,290         $3,891
                                             ======         ======

        The Company has not recorded a valuation allowance against the deferred tax assets as management believes all of the temporary differences will be realized.

        Effective March 1, 1994, the Company obtained a Pioneer Status tax holiday in Singapore, which expires five years thereafter, assuming the Company continues to maintain certain levels of capital expenditures and employment, and implements certain technology development. Net income tax relief resulting from the tax holiday was $100,000 in 1998 and $246,000 in 1996. There was no income tax relief in 1997.

        Effective October 1, 1996, the Company obtained a tax holiday in the Philippines, which expires four years thereafter. Net income relief resulting from the tax holiday was $45,000 in 1997 and $226,000 in 1998.

        Residual income taxes of approximately $659,000 have not been provided on approximately $1.9 million of undistributed earnings of certain foreign subsidiaries at December 31, 1998 because the Company intends to keep those earnings reinvested indefinitely.

NOTE 11  EQUITY INCENTIVE PLANS AND STOCK PURCHASE PLAN

Acquisition Stock Plan

        The purpose of the Company's Acquisition Nonstatutory Stock Plan (the "Acquisition Plan") is to attract and retain key employees of the companies acquired by the Company and its wholly-owned subsidiaries. This plan is designed to provide an incentive for these new employees to achieve long-range performance goals, and to enable them to participate in the long-term growth of the Company. Nonstatutory options in this plan may only be awarded to the employees of the Company's acquisitions and the exercise price per share may not be less than 100% of the fair market value ("FMV") of a share of common stock on the grant date.

        An aggregate of 200,000 shares of common stock has been reserved for issuance under the Acquisition Plan.

        As of December 31, 1998, non-qualified stock options to purchase 105,250 shares of common stock have been granted with prices ranging from $5.75 to $7.44 per share. All employee options vest at a rate of 25% on the first anniversary of the grant date and 6.25% per quarter thereafter. At December 31, 1998, no stock options to purchase shares of common stock under the Acquisition Plan were exercisable.

1995 Equity Incentive Plan

        The Company's 1995 Equity Incentive Plan (the "1995 Plan") provides for the grant of stock options, performance shares, restricted stock, stock units and other stock-based awards of the Company's common stock to employees, executive officers, directors and consultants. Incentive stock options may be granted only to employees and the exercise price per share may not be less than 100% of the FMV of a share of common stock on the grant date. The exercise price per share under non-qualified stock options shall not be less than 85% of the FMV of a share of common stock on the grant date. The 1995 Plan provides for the automatic grant of a non-qualified option to purchase 10,000 shares of common stock to each non-employee director of the Company upon his or her initial election to the Board of Directors, and an additional automatic grant of a non-qualified option to purchase 3,000 shares of common stock each time such director is reelected. Automatic grants shall be at the FMV of the common stock on the date that such director is elected or reelected.

        An aggregate of 600,000 shares of common stock was initially reserved for issuance under the 1995 Plan. The number of shares of common stock authorized under the 1995 Plan increases automatically on January 1 of each year, from and after January 1, 1997, by an amount equal to 1% of the total number of issued and outstanding shares of common stock of the Company as of the immediately preceding December 31. The total shares reserved for issuance under the 1995 Plan after the automatic increase was 791,169 at December 31, 1998.

        As of December 31, 1998, incentive stock options and non-qualified stock options to purchase 645,094 shares of common stock have been granted with prices ranging from $5.94 to $18.25 per share. All employee options vest at a rate of 25% on the first anniversary of the grant date and 6.25% per quarter thereafter. At December 31, 1998, stock options to purchase 214,383 shares of common stock under the 1995 Plan were exercisable.

1994 Equity Incentive Plan

        The Company's 1994 Equity Incentive Plan (the "1994 Plan") provided for the grant of stock options, and other stock-based awards of the Company's common stock, to officers, key employees, directors and consultants. The 1994 Plan allowed for the issuance of up to 100,000 shares of common stock. Effective with the Company's IPO, the Board of Directors resolved to cease issuance of new awards under the 1994 Plan. As of December 31, 1998, a total of 37,200 restricted shares of common stock at $3.13 per share and non-qualified stock options to purchase 20,000 shares of common stock ranging in price from $3.13 to $9.25 per share have been granted to non-employee directors of the Company. At December 31, 1998, there were no shares subject to restriction and no unexercised non-qualified stock options under the 1994 Plan.

1993 Equity Incentive Plan

        The Company's 1993 Equity Incentive Plan (the"1993 Plan") provided for the grant of stock options and other stock-based awards of the Company's common stock to employees, consultants and affiliates. The 1993 Plan allowed for the issuance of up to 280,000 shares of common stock. Effective with the Company's IPO, the Company ceased issuance of new awards under the 1993 Plan. As of December 31, 1998, options to purchase 144,825 shares of common stock have been granted with prices ranging from $.96 to $10.40 per share. All options vest at a rate of 25% on the first anniversary of the grant date and 6.25% per quarter thereafter. At December 31, 1998, stock options to purchase 56,225 shares of common stock under the 1993 Plan were exercisable.

        The following is a summary of equity incentive plan activity for the periods indicated:

                                                       Shares         Exercise Price
                                                       ------         --------------
Outstanding, December 31, 1995                         350,515       $ 0.96 - $ 17.00
  Granted                                               42,000       $10.25 - $ 18.25
  Exercised                                            (20,540)      $ 0.96 - $ 12.00
  Canceled                                             (12,412)      $ 0.96 - $ 14.63
                                                       -------
Outstanding, December 31, 1996                         359,563       $ 0.96 - $ 18.25
  Granted                                              245,750       $ 9.00 - $ 16.75
  Exercised                                            (22,432)      $ 0.96 - $ 12.00
  Canceled                                             (16,494)      $ 0.96 - $ 16.50
                                                       -------
Outstanding, December 31, 1997                         566,387       $ 0.96 - $ 18.25
  Granted                                              376,500       $ 5.75 - $ 11.00
  Exercised                                            (51,725)      $ 0.96 - $  3.13
  Canceled                                             (51,975)      $ 8.07 - $ 17.00
                                                       -------
Outstanding, December 31, 1998                         839,187       $ 0.96 - $ 18.25

        The weighted average exercise price per share of options granted, exercised and canceled during 1998 and outstanding at December 31, 1998 were $8.15, $2.63, $13.03 and $10.32, respectively. The weighted average exercise price per share of options granted, exercised and canceled during 1997 and outstanding at December 31, 1997 were $14.01, $2.62, $12.41 and $11.38, respectively. The weighted average exercise price per share of options granted, exercised and canceled during 1996 and outstanding at December 31, 1996 were $15.11, $2.97, $9.30 and $8.23, respectively. The weighted average remaining contractual life of stock options outstanding at December 31, 1998, 1997 and 1996 was 8.3 years, 7.9 years and 8.1 years, respectively.

        The range of exercise prices, shares, weighted average remaining contractual life and exercise price for the options outstanding as of December 31, 1998, 1997 and 1996 are:

-------------------------------------------------------------------------------------------
      Range of            Number      Weighted Average     Weighted Average       Number
  Exercise Prices       Outstanding       Remaining         Exercise Price      Exercisable
                                      Contractual Life,
                                         (In Years)
-------------------------------------------------------------------------------------------
1998:
    $ 0.96--$ 0.96         38,125           4.7                  $ 0.96            38,125
    $ 3.13--$ 9.25        283,425           9.3                  $ 7.61             8,525
    $ 9.38--$13.50        323,937           7.9                  $10.89           142,104
    $13.75--$18.25        156,500           7.9                  $16.34            81,854
-------------------------------------------------------------------------------------------
1997:
    $ 0.96--$ 0.96         49,850           5.7                  $ 0.96            49,850
    $ 3.13--$ 3.13         40,125           6.2                  $ 3.13            37,625
    $ 9.00--$13.25        262,712           8.3                  $11.29            99,330
    $13.75--$18.25        176,500           8.4                  $16.34            16,363
-------------------------------------------------------------------------------------------
1996:
    $ 0.96--$ 0.96         61,125           6.7                  $ 0.96            46,200
    $ 3.13--$ 3.13         50,625           7.2                  $ 3.13            37,925
    $ 9.25--$13.25        178,738           8.6                  $11.81            55,372
    $13.75--$18.25         31,875           8.6                  $16.19             1,268
-------------------------------------------------------------------------------------------

1995 Employee Stock Purchase Plan

        Under the Company's 1995 Employee Stock Purchase Plan ("ESPP"), eligible employees may elect to contribute from 1% to 15% of their base compensation toward the purchase of the Company's common stock through weekly payroll deductions. The purchase price per share is 85% of the lesser of the FMV of the stock on the commencement date or on last business day of each six-month purchase period. The total number of shares of stock that may be issued under the ESPP was 200,000 shares as of December 31, 1998. As of December 31, 1998, a total of 134,538 shares have been issued under the ESPP.

Common Stock Reserved

        At December 31, 1998, the Company had reserved 1,571,169 shares of common stock for issuance pursuant to the 1993 Plan, the 1994 Plan, the 1995 Plan, the ESPP and the Acquisition Plan.

Accounting for Stock-Based Compensation

        The Company applies APB 25 and related Interpretations in accounting for its employee stock options for the reasons discussed below. The alternative fair value method of accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

        Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate 6.0% for 1998, 5.3% to 5.4% for 1997, and 5.3% to 6.5% for 1996;
volatility factors of the expected market price of the Company's common stock of
 .78 for 1998, .60 for 1997,and .65 for 1996; and a weighted-average expected life of the option of 3.7 to 3.9 years for 1998, 3.9 to 5.2 years for 1997 and
6.0 years for 1996.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows: (In thousands, except for earnings (loss) per share information)

                                                      Years ended:
                                            1998          1997         1996
                                            ----          ----         ----
Pro forma net income (loss)                 $ 537       $(4,680)      $6,744
Pro forma earnings (loss) per share:
    Basic                                   $ .08       $  (.74)      $ 1.07
    Diluted                                 $ .08       $  (.74)      $ 1.06

        The effects of applying SFAS 123 for providing pro forma disclosures are not likely to be representative of such expenses for future years as the amounts are based only on the grants subsequent to 1994.

NOTE 12  EMPLOYEE BENEFIT PLANS

Employee Investment Plan

        The Company sponsors a 401(k) employee salary deferral plan that allows voluntary contributions by substantially all full-time employees. Under the plan, eligible employees may contribute up to 15% of their pre-tax earnings, not to exceed the Internal Revenue Service annual contribution limit. The Company may make discretionary matching contributions, which vest over five years. During 1998, 1997 and 1996, the Company matched 100% of the first 3% of each employee's contribution, which totaled $175,000, $236,000 and $226,000, respectively.

Profit Sharing Bonus Plan

        The Company also has a profit sharing bonus plan whereby all full-time employees are eligible to participate in a pool of before-tax earnings of the Company. The profit sharing pool is established annually by the Board of Directors based on the operational performance expectations of the Company. In 1998, 1997, and 1996, the Company recognized compensation expense totaling $72,000, $56,000, and $260,000, respectively, pursuant to the employees' profit sharing portion of the plan.

NOTE 13  RELATED PARTY TRANSACTIONS

        The Company had facility and service agreements in 1997 with Silicon Systems, Inc. ("SSI") and Silicon Systems Singapore Pte. Ltd. ("SSS"), both wholly-owned subsidiaries of Texas Instruments Incorporated. The agreements states that SSI and SSS will provide certain administrative services and facilities to the Company for agreed-upon fees, which were based upon actual costs. One of the members of the Company's board of directors is a senior executive with SSI.

        In addition the Company sells services to Volterra Inc. One of the members of the Company's Board of Directors is a senior executive with Volterra Inc.

        A summary of such purchases and expenses with related parties is as follows:

(In thousands)                                             1998          1997
                                                           ----          ----
SSI (current board member and former stockholder):
  Purchases of raw materials                              $1,415        $5,528
  Administrative and facility expenses                        19           383
TDK (stockholder):
  Purchases of raw materials                                  54           193
Volterra (current board member)
Sales of services                                             99            --


NOTE 14 BUSINESS SEGMENT INFORMATION

        Historically the Company has operated in one business segment, which is the development, production and distribution of flexible interconnect products for use in computers and peripheral equipment. The Company's principal market is the HDD industry. In fiscal 1998, 1997, and 1996 approximately 43.6%, 54.8% and 50.0% respectively, of the Company's net revenues were to HDD manufacturers.

        The Company sells its products primarily to U.S.-based companies that are manufacturers or distributors of computer and computer-related products. These products are often shipped directly to the international headstack assemblers of these companies, or to the offshore facilities of these U.S.-based companies.

        The Company performs periodic credit evaluations on its customers' financial condition and does not require collateral. Credit losses have traditionally been minimal, and such losses have been within management's expectation.

        During fiscal years 1998, 1997 and 1996, net revenues attributed to individual customers, each of which represented over 10% of total net revenues, were as follows:

                         1998          1997          1996
                         ----          ----          ----
Customer A               16%            12%           32%
Customer B               35             27            15
Customer C                2             24            24
Customer D               28             20            11

        Some of the assemblies manufactured by the Company require one or more components that are ordered from, or which may be available from, a limited number of suppliers. A change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

        Total export revenues, primarily to the Far East, were $85.3 million, $111.7 million, and $104.1 million, during 1998, 1997, and 1996, respectively. Export revenues by country in excess of 10% of total net revenues were as follows:

                         1998          1997          1996
                         ----          ----          ----
Singapore                18%            20%           33%
Thailand                 10             17            23
Hong Kong                21             24             7
Mexico                   14             11            --


        The Company maintains manufacturing operations in Mexico, Singapore and the Philippines. Pre-tax income (loss) from the Company's offshore operations totaled, $863,000 $(308,000), and $723,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

        The Company's direct employees at the Monterrey, Mexico facility are represented by a labor union and are covered by a collective bargaining agreement ("agreement") that is subject to revision annually under Mexican law. These employees represent 80% of the Company's Monterrey labor force. The current agreement covers all direct employees in Monterrey and is subject to revision in February 2000. While the Company believes that it has established good relationships with its labor force in Monterrey, there can be no assurance that such relationships will continue in the future.

NOTE 15 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized quarterly results:

(In thousands, except per share data)

Quarter                                     1st         2nd         3rd             4th
                                            ---         ---         ---             ---
FISCAL 1998
Net revenues                              $37,005     $27,037     $20,504         $23,055
Gross margin                                4,145       2,983       2,419           2,511
Net income                                    828         387         134             167

Net income per share -- basic             $   .13     $   .06     $   .02         $   .03
Net income per share -- diluted           $   .13     $   .06     $   .02         $   .03

FISCAL 1997
Net revenues                              $30,272     $37,003     $28,010         $38,062
Gross margin                                1,953       3,591         (10)(1)       3,850
Net income (loss)                             234         558      (5,436)(1)(2)      515

Net income (loss) per share -- basic      $   .04     $   .09     $  (.85)(3)     $   .08
Net income (loss) per share -- diluted    $   .04     $   .09     $  (.85)(3)     $   .08

(1) Includes non-recurring pre-tax inventory write-off of $1.4 million (related to restructuring) included in cost of revenues

(2) Includes non-recurring pre-tax restructuring charge of $5.1 million

(3) Includes non-recurring charges totaling $(.70) per share on an after-tax basis.

            The summation of quarterly per share amounts for fiscal 1997 amounts do not equal annual per share amounts due to the effects of stock issuances on the weighted-average share calculation.

NOTE 16 SUBSEQUENT EVENT

        On February 1, 1999, the Company, through its wholly-owned subsidiaries, Smartflex Fremont, Inc. and Smartflex New Jersey, Inc., acquired certain assets from Tanon Manufacturing, Inc., the principal operating subsidiary of EA Industries, Inc. ("Tanon"). On December 3, 1998, Tanon had filed a voluntary proceeding under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for Northern District of California. The acquisition of the assets was subject to approval of the Bankruptcy Court, which was granted on January 29, 1999. The assets acquired include certain specified contracts, equipment and inventory used in connection with Tanon's contract manufacturing electronic assembly business at facilities in Fremont, California and West Long Branch, New Jersey. The aggregate purchase price paid was $14.9 million, $2.5 million of which is due in April of 2000 and the Company has delivered a non-interest-bearing promissory note to guaranty this additional payment.