Form 10-K405/A, Exhibit 13
period 1999-01-02
SMARTFLEX SYSTEMS INC
filed 1999-04-27
CIK 946677

                                                                      EXHIBIT 13


This exhibit contains portions of the Company's Annual Report to Stockholders for the year ended December 31, 1998. Page number references made in this exhibit are to the page numbers on the said Annual Report.

PAGE 1

FINANCIAL HIGHLIGHTS

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

FISCAL YEAR ENDED DECEMBER 31,                 1998       1997       1996       1995      1994
------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS

Net revenues                                 $107,601   $133,347   $146,100   $125,258   $76,045
Gross margin(1)                                12,058     10,734     18,791     17,109     9,490
Operating income (loss)(1)(2)                     967       (295)    10,446      8,795     4,305
Net income (loss)(1)(2)                         1,516        362      7,157      5,513     2,534
Net income per common share (loss)           $   0.24   $   0.06   $   1.14   $   1.09   $  0.60

YEAR-END POSITION

Working capital                              $ 32,719   $ 33,640   $ 41,713   $ 40,519   $17,338
Total assets                                   72,291     81,906     72,132     69,414    31,345
Long-term debt, excluding current portion       5,203      1,689        722      3,948     5,026
Stockholders' equity                           51,019     49,089     52,749     44,923    17,864
Number of employees                             1,653      1,169      1,006        868       701

--------------
(1) Gross margin, operating loss, and net income for fiscal 1997 exclude one-time pre-tax inventory write-off of $1.4 million (related to restructuring) in cost of revenues.

(2) Operating loss and net income in fiscal 1997 exclude a one-time pre-tax restructuring charge of $5.1 million.


PAGES 7 THROUGH 10



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


PAGE 11


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

PAGES 15 THROUGH 23



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

                         REPORT OF INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS
SMARTFLEX SYSTEMS, INC.

We have audited the accompanying consolidated balance sheets of Smartflex Systems, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smartflex Systems, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Orange County, California
February 4, 1999

INSIDE BACK COVER

COMMON STOCK DATA
Smartflex Systems, Inc. Common Stock has traded on the Nasdaq National Market System (symbol SFLX) since its initial public offering on July 31, 1995. The high and low closing prices, as reported by Nasdaq, were as follows:

1998                                HIGH                     LOW
First Quarter                      $11.63                   $8.00
Second Quarter                     $12.25                   $5.75
Third Quarter                      $12.00                   $5.63
Fourth Quarter                     $ 9.00                   $5.50

As of January 30, 1999 there were approximately 1,700 holders of the Company's stock, including 80 stockholders of record.

DIVIDENDS
The Company does not currently pay cash dividends on its Common Stock and intends to retain earnings for use in the operation and expansion of its business. In addition, the covenants of certain of the Company's debt agreements limit payment of cash dividends on its Common Stock.